

A DIVISION OF IGWT, INC.

March 26, 2014

Mr. Marshall Diamond-Goldberg
Legend Oil and Gas Ltd.
1218 Third Avenue, Suite 505
Seattle, WA 98101


Re:     Evaluation, December 31, 2013
        Woodson County, Kansas
        Crawford County, Kansas


Dear Mr. Diamond-Goldberg,

I have undertaken an economic appraisal and 10% discount value determination of properties operated by Legend Oil and Gas Ltd (Legend) in Woodson County and Crawford County, Kansas. The effective date of this appraisal is December 31, 2013. Information used was taken from records provided by Legend as well as public records. Also determined in this appraisal, are the proved producing reserves for each lease and proved undeveloped reserves on planned 2014 and 2015 drilling wells. This report was prepared for Legend to fulfill SEC requirements. This report covers oil producing properties held by Legend in the geographic area of Woodson County and Crawford County, Kansas. This report covers less than 26% of the reserves held by Legend. All assumptions, data, methods and procedures used are appropriate for the reports purpose. The economic assumptions are documented. The possible effects of regulation on the ability to recover the estimated reserves are not expected to be significant. The reserve estimates are considered low risk. Unforeseen mechanical problems may influence recovery of the estimated reserves. This report was prepared using all methods and procedures deemed necessary.

**Woodson County**
All leases in Woodson County produce from the squirrel sand. The oldest producing lease started in 1970 and the newest in 2005. Most began in the 1980's. Total production currently is about 14.4 BOPD from 48 producing wells or .3 BOPD per well. You have indicated that water flooding is planned. This is expected to improve production as it is implemented.

Proved undeveloped reserves have been added to various leases for planned 2014 and 2015 development. The oil sales projections are based on analogous recoveries from recent wells drilled in this reservoir. This new drilling is reported on separate economic runs from the proved producing reserves. A total of 12 new wells are projected to begin sales in 2014, and an additional 8 new wells to begin sales in 2015.


**Crawford County**
All leases in Crawford County produce from the Cattleman sand. Total production currently is about 6.0 BOPD from 46 producing wells or .13 BOPD per well.

For each lease a projection of future cash flow was made using the following parameters:

Working Interest:                    100%

Net Revenue Interest:           Varies, see summary page.

Future Oil:                       Producing trends were projected into the future.

Operating Costs:              Recent operating costs were averaged for each lease accounting for extra work to upgrade when available. These include ad valorem taxes. Costs were held constant. When new wells are added to existing leases the costs are allocated on a per barrel basis. Cost history is not available for the Crawford County leases. These are estimated at $200/month/well.

Oil Price:                       The oil price used for 2014 and beyond is $89.22 held constant.

Taxes:                          Kansas state conservation taxes are 91 mills per barrel sold. The Kansas Petroleum Marketing Assessment is .05% of revenue. These leases are exempt from Kansas Severance taxes.

Valuation:                      Future cash flow using the above parameters were discounted at 10% to arrive at each leases value as of December 31, 2013.

The attached spreadsheet reports for each lease, its name, legal description, net revenue interest, net proved producing reserves, 10% discount value, net proved undeveloped reserves, 10% discount value and totals.

The reserve estimates provided in this report were prepared using generally accepted evaluation practices. The reserves reported are in accordance with definitions as stated in SEC Standards and Regulations S-X. See attached definitions sheet.

I have prepared this evaluation based on data available as of January 2014. I make no representation that the projections made and valuations given will remain as stated.

Kenton L. Hupp
Licensed Petroleum Engineer

KLH/mlh
Enclosure

(22) *Proved oil and gas reserves.* Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible-form a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations-prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i) The area of the reservoir considered as proved includes:

(A) The area identified by drilling and limited by fluid contacts, if any, and

(B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonably certainty of the engineering analysis on which the project or program was based; and

(B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determines as an un-weighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

(31) *Undeveloped oil and gas reserves.* Undeveloped oil and gas reserves are reserves of any category that are expenditure to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in paragraph (a)(2) of establishing reasonable certainty.

## WOODSON COUNTY KANSAS

### LEGEND OIL AND GAS LTD.

| NAME | LEGAL DESCRIPTION | NRI | PROVED DEVELOPED PRODUCING RESERVES, BARRELS | 10% DISCOUNT VALUE PDP | PROVED UNDEVELOPED RESERVES | 10% DISCOUNT VALUE PUD | TOTAL |
|---|---|---|---|---|---|---|---|
| BENNETT LEASE | NW4 NE4 & NE4 & N2 SE4, 21-25S-17, WOODSON CO, KS | 0.8575 | 0 | $0 | 4,513 | $102,910 | $102,910 |
| ELLIS MASSOTH LEASE | NW4 NW4 & E2 NW4, 22-25S-17, WOODSON CO, KS | 0.8575 | *** | *** | *** | *** | *** |
| JOHN ELLIS LEASE | SW4 NW4, 22-25S-17, WOODSON CO, KS | 0.8575 | 5,689 | $200,828 | 0 | $0 | $200,828 |
| ORTH LEASE | NW4, 21-25S-17, WOODSON CO, KS | 0.8575 | 0 | $0 | 4,513 | $102,910 | $102,910 |
| ORTH / CRESS LEASE | W2 SE4 E2 W2 NE4, 22-25S-17, WOODSON CO, KS | 0.8575 | 632 | $10,851 | 8,679 | $231,386 | $242,237 |
| ORTH GILLESPIE / GILLESPIE SOUTH LEASE | W2 SW4, 22-25S-17, WOODSON CO, KS | 0.8575 | 8,318 | $223,092 | 0 | $0 | $223,092 |
| PATRICK COLLINS LEASE | S2, 17-25S-17, WOODSON CO, KS | 0.8575 | 18,019 | $578,846 | 27,387 | $622,332 | $1,201,178 |
| TOTAL: | | | 32,658 | $1,013,617 | 45,092 | $1,059,538 | $2,073,155 |

*** VALUED WITH THE JOHN ELLIS LEASE

# LEGEND OIL AND GAS LTD.
## BENNETT



16%

BBLPM

Date

Legend:
- BBLPM (SALES)
- AVG BBLPM (SALES)
- AVG BBLPM (PRODUCTION)



# LEGEND OIL AND GAS LTD.

JOHN ELLIS

14%

BBLPM

Date

Legend:
- BBLPM (SALES)
- AVG BBLPM (SALES)
- AVG BBLPM (PRODUCTION)

# LEGEND OIL AND GAS LTD.
## ORTH



22%

# LEGEND OIL AND GAS LTD.
## ORTH CRESS



17%

# LEGEND OIL AND GAS LTD.
## ORTH GILLESPIE / GILLESPIE SOUTH



10%

BBLPM

Date

BBLPM (SALES)
AVG BBLPM (SALES)
AVG BBLPM (PRODUCTION)

# LEGEND OIL AND GAS LTD.
## PATRICK COLLINS



10%

Date

BBLPM

Legend:
- ◇ BBLPM (SALES)
- ◆ AVG BBLPM (SALES)
- ○ AVG BBLPM (PRODUCTION)

| Lease Name: | | BENNETT PROVED DEVELOPED PRODUCING | | |
|---|---|---|---|---|
| Company: | | LEGEND OIL AND GAS LTD. | | |
| March 27, 2014 | | Gas Price | $0.00 | ($/unit) |
| Oil Rate | 0.89 (Unit/d) | Flat Period | 0 | months |
| Oil Decline | 16.00% (per YR) | Escalation | 0 | fraction |
| Gas Rate | 0.00 (Unit/d) | Max Price | $0.00 | ($/unit) |
| Gas Decline | 0.00% (per YR) | Oil Price | $89.22 | ($/unit) |
| Init WI | 1.00000 (Fraction) | Flat Period | 0 | months |
| Init RI | 0.85750 (Fraction) | Escalation | 0 | fraction |
| PO-net rev | $0 $ | Max Price | $89.22 | ($/unit) |
| APO WI | 1.00000 (Fraction) | Operating Costs | $486 | ($/MO/WELL) |
| APO RI | 0.85750 (Fraction) | Flat Period | 0 | months |
| Oil Tax | 0.0025 (Fraction) | Escalation | 0 | fraction |
| Gas Tax | 0.0000 (Fraction) | Max Oper Cost | $486 | ($/MO/Well) |
| Pur-Dev Cost | $0 (GROSS) | Prod Start Date | 201401 | (YR MO) |
| Pur-Dev Cost | $0 (NET) | Eff. Date | 201401 | (YR MO) |
| Init Well Ct | 5 | Econ. Limit | y | (Y or N) |
| Risk Fctr | 1 (Fraction) | Royality Lease | n | (Y or N) |

| Life | 0.00 | years |
|---|---|---|

| Discount Rates | |
|---|---|
| 0.00% | 0 |
| 10.00% | 0 |
| 20.00% | 0 |
| 30.00% | 0 |
| 40.00% | 0 |
| 50.00% | 0 |
| 60.00% | 0 |
| 70.00% | 0 |
| 80.00% | 0 |
| 90.00% | 0 |
| 100.00% | 0 |

Prepared by KLH Consulting

150 N. Main Suite 500 Wichita, KS 67202

WWW.IGWT.US

ESTIMATED FUTURE RESERVES AND INCOME
BENNETT PROVED DEVELOPED PRODUCING
LEGEND OIL AND GAS LTD.

| Year | Well Cnt | Gross Production OIL Unit | GAS Unit | Gross Operating Costs | Working Interest | Revenue Interest | Net Production OIL Unit | GAS Unit | Average Prices OIL $/unit | GAS $/unit |
|---|---|---|---|---|---|---|---|---|---|---|
| 2014 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2015 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2016 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2017 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2018 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2019 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2020 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2021 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2022 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2023 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2024 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2025 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2026 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2027 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2028 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2029 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2030 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2031 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2032 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2033 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| Rem | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| Total | | 0 | 0 | 0 | | | 0 | 0 | 0.00 | 0.00 |

| Year | Gross Revenue OIL | GAS | Production/ AD VAL TAX $ OIL | $ GAS | FGR After Production $ Taxes | Net Oper Costs | Purchase/ Devel Costs | Future Net Income Annual | Cumulative | Disc Net 10.00% Annual |
|---|---|---|---|---|---|---|---|---|---|---|
| 2014 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 2015 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 2016 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 2017 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 2018 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 2019 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 2020 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 2021 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 2022 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 2023 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 2024 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 2025 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 2026 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 2027 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 2028 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 2029 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 2030 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 2031 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 2032 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 2033 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Rem | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | | 0 |
| Total | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | | 0 |

| Lease Name: | BENNETT PROVED UNDEVELOPED | | | |
|---|---|---|---|---|
| Company: | LEGEND OIL AND GAS LTD. | | | |
| March 27, 2014 | | | Gas Price | $0.00 | ($/unit) |
| Oil Rate | 3.50 | (Unit/d) | Flat Period | 0 | months |
| Oil Decline | 15.00% | (per YR) | Escalation | 0 | fraction |
| Gas Rate | 0.00 | (Unit/d) | Max Price | $0.00 | ($/unit) |
| Gas Decline | 0.00% | (per YR) | Oil Price | $89.22 | ($/unit) |
| Init WI | 1.00000 | (Fraction) | Flat Period | 0 | months |
| Init RI | 0.85750 | (Fraction) | Escalation | 0 | fraction |
| PO-net rev | $0 | $ | Max Price | $89.22 | ($/unit) |
| APO WI | 1.00000 | (Fraction) | Operating Costs | $486 | ($/MO/WELL) |
| APO RI | 0.85750 | (Fraction) | Flat Period | 0 | months |
| Oil Tax | 0.0025 | (Fraction) | Escalation | 0 | fraction |
| Gas Tax | 0.0000 | (Fraction) | Max Oper Cost | $486 | ($/MO/Well) |
| Pur-Dev Cost | $0 | (GROSS) | Prod Start Date | 201509 | (YR MO) |
| Pur-Dev Cost | $0 | (NET) | Eff. Date | 201509 | (YR MO) |
| Init Well Ct | 2 | | Econ. Limit | y | (Y or N) |
| Risk Fctr | 1 | (Fraction) | Royality Lease | n | (Y or N) |

| Life | 10.41 | years |
|---|---|---|

| Discount Rates | |
|---|---|
| 0.00% | 153,045 |
| 10.00% | 102,910 |
| 20.00% | 72,050 |
| 30.00% | 51,489 |
| 40.00% | 36,931 |
| 50.00% | 26,121 |
| 60.00% | 17,788 |
| 70.00% | 11,168 |
| 80.00% | 5,780 |
| 90.00% | 1,305 |
| 100.00% | (2,475) |

Prepared by KLH Consulting

150 N. Main Suite 500 Wichita, KS 67202

WWW.IGWT.US

## ESTIMATED FUTURE RESERVES AND INCOME
## BENNETT PROVED UNDEVELOPED
## LEGEND OIL AND GAS LTD.

| Year | Well Cnt | Gross Production OIL Unit | Gross Production GAS Unit | Gross Operating Costs | Working Interest | Revenue Interest | Net Production OIL Unit | Net Production GAS Unit | Average Prices OIL $/unit | Average Prices GAS $/unit |
|---|---|---|---|---|---|---|---|---|---|---|
| 2015 | 2 | 397 | 0 | 3,888 | 1.00000 | 0.85750 | 340 | 0 | 89.22 | 0.00 |
| 2016 | 2 | 767 | 0 | 11,664 | 1.00000 | 0.85750 | 658 | 0 | 89.22 | 0.00 |
| 2017 | 2 | 652 | 0 | 11,664 | 1.00000 | 0.85750 | 559 | 0 | 89.22 | 0.00 |
| 2018 | 2 | 554 | 0 | 11,664 | 1.00000 | 0.85750 | 475 | 0 | 89.22 | 0.00 |
| 2019 | 2 | 471 | 0 | 11,664 | 1.00000 | 0.85750 | 404 | 0 | 89.22 | 0.00 |
| 2020 | 2 | 400 | 0 | 11,664 | 1.00000 | 0.85750 | 343 | 0 | 89.22 | 0.00 |
| 2021 | 2 | 340 | 0 | 11,664 | 1.00000 | 0.85750 | 292 | 0 | 89.22 | 0.00 |
| 2022 | 2 | 289 | 0 | 11,664 | 1.00000 | 0.85750 | 248 | 0 | 89.22 | 0.00 |
| 2023 | 2 | 246 | 0 | 11,664 | 1.00000 | 0.85750 | 211 | 0 | 89.22 | 0.00 |
| 2024 | 2 | 209 | 0 | 11,664 | 1.00000 | 0.85750 | 179 | 0 | 89.22 | 0.00 |
| 2025 | 2 | 178 | 0 | 11,664 | 1.00000 | 0.85750 | 152 | 0 | 89.22 | 0.00 |
| 2026 | 2 | 11 | 0 | 850 | 1.00000 | 0.85750 | 9 | 0 | 89.22 | 0.00 |
| 2027 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2028 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2029 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2030 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2031 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2032 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2033 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2034 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| Rem | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| Total | | 4,513 | 0 | 121,378 | | | 3,870 | 0 | 89.22 | 0.00 |

| Year | Gross Revenue OIL | Gross Revenue GAS | Production/ AD VAL TAX $ OIL | Production/ AD VAL TAX $ GAS | FGR After Production $ Taxes | Net Oper Costs | Purchase/ Devel Costs | Future Net Income Annual | Cumulative | Disc Net 10.00% Annual |
|---|---|---|---|---|---|---|---|---|---|---|
| 2015 | 30,341 | 0 | 76 | 0 | 30,264 | 3,888 | 70,000 | (43,624) | (43,624) | (44,039) |
| 2016 | 58,666 | 0 | 148 | 0 | 58,519 | 11,664 | 0 | 46,855 | 3,231 | 43,277 |
| 2017 | 49,866 | 0 | 126 | 0 | 49,741 | 11,664 | 0 | 38,077 | 41,308 | 31,972 |
| 2018 | 42,387 | 0 | 107 | 0 | 42,280 | 11,664 | 0 | 30,616 | 71,923 | 23,370 |
| 2019 | 36,029 | 0 | 91 | 0 | 35,938 | 11,664 | 0 | 24,274 | 96,197 | 16,845 |
| 2020 | 30,624 | 0 | 77 | 0 | 30,547 | 11,664 | 0 | 18,883 | 115,080 | 11,913 |
| 2021 | 26,031 | 0 | 66 | 0 | 25,965 | 11,664 | 0 | 14,301 | 129,381 | 8,202 |
| 2022 | 22,126 | 0 | 56 | 0 | 22,070 | 11,664 | 0 | 10,406 | 139,788 | 5,426 |
| 2023 | 18,807 | 0 | 47 | 0 | 18,760 | 11,664 | 0 | 7,096 | 146,883 | 3,363 |
| 2024 | 15,986 | 0 | 40 | 0 | 15,946 | 11,664 | 0 | 4,282 | 151,165 | 1,845 |
| 2025 | 13,588 | 0 | 34 | 0 | 13,554 | 11,664 | 0 | 1,890 | 153,055 | 740 |
| 2026 | 841 | 0 | 2 | 0 | 839 | 850 | 0 | (10) | 153,045 | (4) |
| 2027 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 153,045 | 0 |
| 2028 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 153,045 | 0 |
| 2029 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 153,045 | 0 |
| 2030 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 153,045 | 0 |
| 2031 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 153,045 | 0 |
| 2032 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 153,045 | 0 |
| 2033 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 153,045 | 0 |
| 2034 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 153,045 | 0 |
| Rem | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | | 0 |
| Total | 345,292 | 0 | 870 | 0 | 344,422 | 121,378 | 70,000 | 153,045 | | 102,910 |

| Lease Name: | JOHN ELLIS PROVED DEVELOPED PRODUCING | | | |
|---|---|---|---|---|
| Company: | LEGEND OIL AND GAS LTD. | | | |
| March 27, 2014 | | Gas Price | $0.00 | ($/unit) |
| Oil Rate | 2.93 (Unit/d) | Flat Period | 0 | months |
| Oil Decline | 14.00% (per YR) | Escalation | 0 | fraction |
| Gas Rate | 0.00 (Unit/d) | Max Price | $0.00 | ($/unit) |
| Gas Decline | 0.00% (per YR) | Oil Price | $89.22 | ($/unit) |
| Init WI | 1.00000 (Fraction) | Flat Period | 0 | months |
| Init RI | 0.85750 (Fraction) | Escalation | 0 | fraction |
| PO-net rev | $0 $ | Max Price | $89.22 | ($/unit) |
| APO WI | 1.00000 (Fraction) | Operating Costs | $110 | ($/MO/WELL) |
| APO RI | 0.85750 (Fraction) | Flat Period | 0 | months |
| Oil Tax | 0.0025 (Fraction) | Escalation | 0 | fraction |
| Gas Tax | 0.0000 (Fraction) | Max Oper Cost | $110 | ($/MO/Well) |
| Pur-Dev Cost | $0 (GROSS) | Prod Start Date | 201401 | (YR MO) |
| Pur-Dev Cost | $0 (NET) | Eff. Date | 201401 | (YR MO) |
| Init Well Ct | 12 | Econ. Limit | y | (Y or N) |
| Risk Fctr | 1 (Fraction) | Royality Lease | n | (Y or N) |

| Life | 10.78 | years |
|---|---|---|

| Discount Rates | |
|---|---|
| 0.00% | 263,449 |
| 10.00% | 200,828 |
| 20.00% | 162,586 |
| 30.00% | 137,263 |
| 40.00% | 119,419 |
| 50.00% | 106,221 |
| 60.00% | 96,078 |
| 70.00% | 88,041 |
| 80.00% | 81,511 |
| 90.00% | 76,097 |
| 100.00% | 71,529 |

Prepared by KLH Consulting

150 N. Main Suite 500 Wichita, KS 67202

WWW.IGWT.US

# ESTIMATED FUTURE RESERVES AND INCOME
## JOHN ELLIS PROVED DEVELOPED PRODUCING
### LEGEND OIL AND GAS LTD.

| Year | Well Cnt | Gross Production OIL Unit | Gross Production GAS Unit | Gross Operating Costs | Working Interest | Revenue Interest | Net Production OIL Unit | Net Production GAS Unit | Average Prices OIL $/unit | Average Prices GAS $/unit |
|---|---|---|---|---|---|---|---|---|---|---|
| 2014 | 12 | 992 | 0 | 15,840 | 1.00000 | 0.85750 | 851 | 0 | 89.22 | 0.00 |
| 2015 | 12 | 853 | 0 | 15,840 | 1.00000 | 0.85750 | 732 | 0 | 89.22 | 0.00 |
| 2016 | 12 | 734 | 0 | 15,840 | 1.00000 | 0.85750 | 629 | 0 | 89.22 | 0.00 |
| 2017 | 12 | 631 | 0 | 15,840 | 1.00000 | 0.85750 | 541 | 0 | 89.22 | 0.00 |
| 2018 | 12 | 543 | 0 | 15,840 | 1.00000 | 0.85750 | 465 | 0 | 89.22 | 0.00 |
| 2019 | 12 | 467 | 0 | 15,840 | 1.00000 | 0.85750 | 400 | 0 | 89.22 | 0.00 |
| 2020 | 12 | 401 | 0 | 15,840 | 1.00000 | 0.85750 | 344 | 0 | 89.22 | 0.00 |
| 2021 | 12 | 345 | 0 | 15,840 | 1.00000 | 0.85750 | 296 | 0 | 89.22 | 0.00 |
| 2022 | 12 | 297 | 0 | 15,840 | 1.00000 | 0.85750 | 255 | 0 | 89.22 | 0.00 |
| 2023 | 12 | 255 | 0 | 15,840 | 1.00000 | 0.85750 | 219 | 0 | 89.22 | 0.00 |
| 2024 | 12 | 170 | 0 | 12,279 | 1.00000 | 0.85750 | 146 | 0 | 89.22 | 0.00 |
| 2025 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2026 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2027 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2028 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2029 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2030 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2031 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2032 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2033 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| Rem | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| Total | | 5,689 | 0 | 170,679 | | | 4,878 | 0 | 89.22 | 0.00 |

| Year | Gross Revenue OIL | Gross Revenue GAS | Production/ AD VAL TAX $ OIL | Production/ AD VAL TAX $ GAS | FGR After Production $ Taxes | Net Oper Costs | Purchase/ Devel Costs | Future Net Income Annual | Cumulative | Disc Net 10.00% Annual |
|---|---|---|---|---|---|---|---|---|---|---|
| 2014 | 75,907 | 0 | 191 | 0 | 75,715 | 15,840 | 0 | 59,875 | 59,875 | 57,089 |
| 2015 | 65,280 | 0 | 165 | 0 | 65,115 | 15,840 | 0 | 49,275 | 109,150 | 42,711 |
| 2016 | 56,141 | 0 | 141 | 0 | 55,999 | 15,840 | 0 | 40,159 | 149,310 | 31,645 |
| 2017 | 48,281 | 0 | 122 | 0 | 48,159 | 15,840 | 0 | 32,319 | 181,629 | 23,152 |
| 2018 | 41,522 | 0 | 105 | 0 | 41,417 | 15,840 | 0 | 25,577 | 207,206 | 16,656 |
| 2019 | 35,709 | 0 | 90 | 0 | 35,619 | 15,840 | 0 | 19,779 | 226,984 | 11,709 |
| 2020 | 30,709 | 0 | 77 | 0 | 30,632 | 15,840 | 0 | 14,792 | 241,776 | 7,961 |
| 2021 | 26,410 | 0 | 67 | 0 | 26,343 | 15,840 | 0 | 10,503 | 252,280 | 5,139 |
| 2022 | 22,713 | 0 | 57 | 0 | 22,655 | 15,840 | 0 | 6,815 | 259,095 | 3,031 |
| 2023 | 19,533 | 0 | 49 | 0 | 19,484 | 15,840 | 0 | 3,644 | 262,739 | 1,473 |
| 2024 | 13,022 | 0 | 33 | 0 | 12,990 | 12,279 | 0 | 710 | 263,449 | 261 |
| 2025 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 263,449 | 0 |
| 2026 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 263,449 | 0 |
| 2027 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 263,449 | 0 |
| 2028 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 263,449 | 0 |
| 2029 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 263,449 | 0 |
| 2030 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 263,449 | 0 |
| 2031 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 263,449 | 0 |
| 2032 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 263,449 | 0 |
| 2033 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 263,449 | 0 |
| Rem | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | | 0 |
| Total | 435,225 | 0 | 1,097 | 0 | 434,128 | 170,679 | 0 | 263,449 | | 200,828 |

| Lease Name: | ORTH PROVED DEVELOPED PRODUCING | | | |
|---|---|---|---|---|
| Company: | LEGEND OIL AND GAS LTD. | | | |
| March 27, 2014 | | Gas Price | $0.00 | ($/unit) |
| Oil Rate | 0.67 (Unit/d) | Flat Period | 0 | months |
| Oil Decline | 22.00% (per YR) | Escalation | 0 | fraction |
| Gas Rate | 0.00 (Unit/d) | Max Price | $0.00 | ($/unit) |
| Gas Decline | 0.00% (per YR) | Oil Price | $89.22 | ($/unit) |
| Init WI | 1.00000 (Fraction) | Flat Period | 0 | months |
| Init RI | 0.85750 (Fraction) | Escalation | 0 | fraction |
| PO-net rev | $0 $ | Max Price | $89.22 | ($/unit) |
| APO WI | 1.00000 (Fraction) | Operating Costs | $420 | ($/MO/WELL) |
| APO RI | 0.85750 (Fraction) | Flat Period | 0 | months |
| Oil Tax | 0.0025 (Fraction) | Escalation | 0 | fraction |
| Gas Tax | 0.0000 (Fraction) | Max Oper Cost | $420 | ($/MO/Well) |
| Pur-Dev Cost | $0 (GROSS) | Prod Start Date | 201401 | (YR MO) |
| Pur-Dev Cost | $0 (NET) | Eff. Date | 201401 | (YR MO) |
| Init Well Ct | 5 | Econ. Limit | y | (Y or N) |
| Risk Fctr | 1 (Fraction) | Royality Lease | n | (Y or N) |

| Life | 0.00 | years |
|---|---|---|

| Discount Rates | |
|---|---|
| 0.00% | 0 |
| 10.00% | 0 |
| 20.00% | 0 |
| 30.00% | 0 |
| 40.00% | 0 |
| 50.00% | 0 |
| 60.00% | 0 |
| 70.00% | 0 |
| 80.00% | 0 |
| 90.00% | 0 |
| 100.00% | 0 |

Prepared by KLH Consulting

150 N. Main Suite 500 Wichita, KS 67202

WWW.IGWT.US

ESTIMATED FUTURE RESERVES AND INCOME
ORTH PROVED DEVELOPED PRODUCING
LEGEND OIL AND GAS LTD.

| Year | Well Cnt | Gross Production OIL Unit | GAS Unit | Gross Operating Costs | Working Interest | Revenue Interest | Net Production OIL Unit | GAS Unit | Average Prices OIL $/unit | GAS $/unit |
|------|------|------|------|------|---------|---------|------|------|------|------|
| 2014 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2015 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2016 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2017 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2018 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2019 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2020 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2021 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2022 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2023 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2024 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2025 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2026 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2027 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2028 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2029 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2030 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2031 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2032 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2033 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| Rem | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| Total | | 0 | 0 | 0 | | | 0 | 0 | 0.00 | 0.00 |

| Year | Gross Revenue OIL | GAS | Production/ AD VAL TAX $ OIL | $ GAS | FGR After Production $ Taxes | Net Oper Costs | Purchase/ Devel Costs | Future Net Income Annual | Cumulative | Disc Net 10.00% Annual |
|------|------|------|------|------|------|------|------|------|------|------|
| 2014 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 2015 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 2016 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 2017 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 2018 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 2019 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 2020 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 2021 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 2022 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 2023 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 2024 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 2025 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 2026 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 2027 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 2028 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 2029 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 2030 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 2031 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 2032 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 2033 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Rem | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | | 0 |
| Total | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | | 0 |

| Lease Name: | ORTH PROVED UNDEVELOPED | | | |
|---|---|---|---|---|
| Company: | LEGEND OIL AND GAS LTD. | | | |
| March 27, 2014 | | Gas Price | $0.00 | ($/unit) |
| Oil Rate | 3.50 (Unit/d) | Flat Period | 0 | months |
| Oil Decline | 15.00% (per YR) | Escalation | 0 | fraction |
| Gas Rate | 0.00 (Unit/d) | Max Price | $0.00 | ($/unit) |
| Gas Decline | 0.00% (per YR) | Oil Price | $89.22 | ($/unit) |
| Init WI | 1.00000 (Fraction) | Flat Period | 0 | months |
| Init RI | 0.85750 (Fraction) | Escalation | 0 | fraction |
| PO-net rev | $0 $ | Max Price | $89.22 | ($/unit) |
| APO WI | 1.00000 (Fraction) | Operating Costs | $486 | ($/MO/WELL) |
| APO RI | 0.85750 (Fraction) | Flat Period | 0 | months |
| Oil Tax | 0.0025 (Fraction) | Escalation | 0 | fraction |
| Gas Tax | 0.0000 (Fraction) | Max Oper Cost | $486 | ($/MO/Well) |
| Pur-Dev Cost | $0 (GROSS) | Prod Start Date | 201509 | (YR MO) |
| Pur-Dev Cost | $0 (NET) | Eff. Date | 201509 | (YR MO) |
| Init Well Ct | 2 | Econ. Limit | y | (Y or N) |
| Risk Fctr | 1 (Fraction) | Royality Lease | n | (Y or N) |

| Life | 10.41 | years |
|---|---|---|

| Discount Rates | |
|---|---|
| 0.00% | 153,045 |
| 10.00% | 102,910 |
| 20.00% | 72,050 |
| 30.00% | 51,489 |
| 40.00% | 36,931 |
| 50.00% | 26,121 |
| 60.00% | 17,788 |
| 70.00% | 11,168 |
| 80.00% | 5,780 |
| 90.00% | 1,305 |
| 100.00% | (2,475) |

Prepared by KLH Consulting

150 N. Main Suite 500 Wichita, KS 67202

WWW.IGWT.US

ESTIMATED FUTURE RESERVES AND INCOME
ORTH PROVED UNDEVELOPED
LEGEND OIL AND GAS LTD.

| Year | Well Cnt | Gross Production OIL Unit | GAS Unit | Gross Operating Costs | Working Interest | Revenue Interest | Net Production OIL Unit | GAS Unit | Average Prices OIL $/unit | GAS $/unit |
|---|---|---|---|---|---|---|---|---|---|---|
| 2015 | 2 | 397 | 0 | 3,888 | 1.00000 | 0.85750 | 340 | 0 | 89.22 | 0.00 |
| 2016 | 2 | 767 | 0 | 11,664 | 1.00000 | 0.85750 | 658 | 0 | 89.22 | 0.00 |
| 2017 | 2 | 652 | 0 | 11,664 | 1.00000 | 0.85750 | 559 | 0 | 89.22 | 0.00 |
| 2018 | 2 | 554 | 0 | 11,664 | 1.00000 | 0.85750 | 475 | 0 | 89.22 | 0.00 |
| 2019 | 2 | 471 | 0 | 11,664 | 1.00000 | 0.85750 | 404 | 0 | 89.22 | 0.00 |
| 2020 | 2 | 400 | 0 | 11,664 | 1.00000 | 0.85750 | 343 | 0 | 89.22 | 0.00 |
| 2021 | 2 | 340 | 0 | 11,664 | 1.00000 | 0.85750 | 292 | 0 | 89.22 | 0.00 |
| 2022 | 2 | 289 | 0 | 11,664 | 1.00000 | 0.85750 | 248 | 0 | 89.22 | 0.00 |
| 2023 | 2 | 246 | 0 | 11,664 | 1.00000 | 0.85750 | 211 | 0 | 89.22 | 0.00 |
| 2024 | 2 | 209 | 0 | 11,664 | 1.00000 | 0.85750 | 179 | 0 | 89.22 | 0.00 |
| 2025 | 2 | 178 | 0 | 11,664 | 1.00000 | 0.85750 | 152 | 0 | 89.22 | 0.00 |
| 2026 | 2 | 11 | 0 | 850 | 1.00000 | 0.85750 | 9 | 0 | 89.22 | 0.00 |
| 2027 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2028 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2029 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2030 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2031 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2032 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2033 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2034 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| Rem | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| Total | | 4,513 | 0 | 121,378 | | | 3,870 | 0 | 89.22 | 0.00 |

| Year | Gross Revenue OIL | GAS | Production/ AD VAL TAX $ OIL | $ GAS | FGR After Production $ Taxes | Net Oper Costs | Purchase/ Devel Costs | Future Net Income Annual | Cumulative | Disc Net 10.00% Annual |
|---|---|---|---|---|---|---|---|---|---|---|
| 2015 | 30,341 | 0 | 76 | 0 | 30,264 | 3,888 | 70,000 | (43,624) | (43,624) | (44,039) |
| 2016 | 58,666 | 0 | 148 | 0 | 58,519 | 11,664 | 0 | 46,855 | 3,231 | 43,277 |
| 2017 | 49,866 | 0 | 126 | 0 | 49,741 | 11,664 | 0 | 38,077 | 41,308 | 31,972 |
| 2018 | 42,387 | 0 | 107 | 0 | 42,280 | 11,664 | 0 | 30,616 | 71,923 | 23,370 |
| 2019 | 36,029 | 0 | 91 | 0 | 35,938 | 11,664 | 0 | 24,274 | 96,197 | 16,845 |
| 2020 | 30,624 | 0 | 77 | 0 | 30,547 | 11,664 | 0 | 18,883 | 115,080 | 11,913 |
| 2021 | 26,031 | 0 | 66 | 0 | 25,965 | 11,664 | 0 | 14,301 | 129,381 | 8,202 |
| 2022 | 22,126 | 0 | 56 | 0 | 22,070 | 11,664 | 0 | 10,406 | 139,788 | 5,426 |
| 2023 | 18,807 | 0 | 47 | 0 | 18,760 | 11,664 | 0 | 7,096 | 146,883 | 3,363 |
| 2024 | 15,986 | 0 | 40 | 0 | 15,946 | 11,664 | 0 | 4,282 | 151,165 | 1,845 |
| 2025 | 13,588 | 0 | 34 | 0 | 13,554 | 11,664 | 0 | 1,890 | 153,055 | 740 |
| 2026 | 841 | 0 | 2 | 0 | 839 | 850 | 0 | (10) | 153,045 | (4) |
| 2027 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 153,045 | 0 |
| 2028 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 153,045 | 0 |
| 2029 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 153,045 | 0 |
| 2030 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 153,045 | 0 |
| 2031 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 153,045 | 0 |
| 2032 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 153,045 | 0 |
| 2033 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 153,045 | 0 |
| 2034 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 153,045 | 0 |
| Rem | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | | 0 |
| Total | 345,292 | 0 | 870 | 0 | 344,422 | 121,378 | 70,000 | 153,045 | | 102,910 |

| Lease Name: | ORTH CRESS PROVED DEVELOPED PRODUCING | | | |
|---|---|---|---|---|
| Company: | LEGEND OIL AND GAS LTD. | | | |
| March 27, 2014 | | Gas Price | $0.00 | ($/unit) |
| Oil Rate | 0.79 (Unit/d) | Flat Period | 0 | months |
| Oil Decline | 17.00% (per YR) | Escalation | 0 | fraction |
| Gas Rate | 0.00 (Unit/d) | Max Price | $0.00 | ($/unit) |
| Gas Decline | 0.00% (per YR) | Oil Price | $89.22 | ($/unit) |
| Init WI | 1.00000 (Fraction) | Flat Period | 0 | months |
| Init RI | 0.85750 (Fraction) | Escalation | 0 | fraction |
| PO-net rev | $0 $ | Max Price | $89.22 | ($/unit) |
| APO WI | 1.00000 (Fraction) | Operating Costs | $267 | ($/MO/WELL) |
| APO RI | 0.85750 (Fraction) | Flat Period | 0 | months |
| Oil Tax | 0.0025 (Fraction) | Escalation | 0 | fraction |
| Gas Tax | 0.0000 (Fraction) | Max Oper Cost | $267 | ($/MO/Well) |
| Pur-Dev Cost | $0 (GROSS) | Prod Start Date | 201401 | (YR MO) |
| Pur-Dev Cost | $0 (NET) | Eff. Date | 201401 | (YR MO) |
| Init Well Ct | 4 | Econ. Limit | y | (Y or N) |
| Risk Fctr | 1 (Fraction) | Royality Lease | n | (Y or N) |

| Life | 2.84 | years |
|---|---|---|

| Discount Rates | |
|---|---|
| 0.00% | 11,871 |
| 10.00% | 10,851 |
| 20.00% | 10,025 |
| 30.00% | 9,342 |
| 40.00% | 8,768 |
| 50.00% | 8,277 |
| 60.00% | 7,854 |
| 70.00% | 7,483 |
| 80.00% | 7,156 |
| 90.00% | 6,865 |
| 100.00% | 6,605 |

Prepared by KLH Consulting

150 N. Main Suite 500 Wichita, KS 67202

WWW.IGWT.US

ESTIMATED FUTURE RESERVES AND INCOME
ORTH CRESS PROVED DEVELOPED PRODUCING
LEGEND OIL AND GAS LTD.

| Year | Well Cnt | Gross Production OIL Unit | GAS Unit | Gross Operating Costs | Working Interest | Revenue Interest | Net Production OIL Unit | GAS Unit | Average Prices OIL $/unit | GAS $/unit |
|---|---|---|---|---|---|---|---|---|---|---|
| 2014 | 4 | 263 | 0 | 12,816 | 1.00000 | 0.85750 | 225 | 0 | 89.22 | 0.00 |
| 2015 | 4 | 218 | 0 | 12,816 | 1.00000 | 0.85750 | 187 | 0 | 89.22 | 0.00 |
| 2016 | 4 | 152 | 0 | 10,749 | 1.00000 | 0.85750 | 130 | 0 | 89.22 | 0.00 |
| 2017 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2018 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2019 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2020 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2021 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2022 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2023 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2024 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2025 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2026 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2027 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2028 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2029 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2030 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2031 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2032 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2033 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| Rem | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| Total | | 632 | 0 | 36,381 | | | 542 | 0 | 89.22 | 0.00 |

| Year | Gross Revenue OIL | GAS | Production/ AD VAL TAX $ OIL | $ GAS | FGR After Production $ Taxes | Net Oper Costs | Purchase/ Devel Costs | Future Net Income Annual | Cumulative | Disc Net 10.00% Annual |
|---|---|---|---|---|---|---|---|---|---|---|
| 2014 | 20,091 | 0 | 51 | 0 | 20,040 | 12,816 | 0 | 7,224 | 7,224 | 6,888 |
| 2015 | 16,675 | 0 | 42 | 0 | 16,633 | 12,816 | 0 | 3,817 | 11,041 | 3,309 |
| 2016 | 11,608 | 0 | 29 | 0 | 11,579 | 10,749 | 0 | 830 | 11,871 | 654 |
| 2017 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 11,871 | 0 |
| 2018 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 11,871 | 0 |
| 2019 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 11,871 | 0 |
| 2020 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 11,871 | 0 |
| 2021 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 11,871 | 0 |
| 2022 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 11,871 | 0 |
| 2023 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 11,871 | 0 |
| 2024 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 11,871 | 0 |
| 2025 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 11,871 | 0 |
| 2026 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 11,871 | 0 |
| 2027 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 11,871 | 0 |
| 2028 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 11,871 | 0 |
| 2029 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 11,871 | 0 |
| 2030 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 11,871 | 0 |
| 2031 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 11,871 | 0 |
| 2032 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 11,871 | 0 |
| 2033 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 11,871 | 0 |
| Rem | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | | 0 |
| Total | 48,374 | 0 | 122 | 0 | 48,253 | 36,381 | 0 | 11,871 | | 10,851 |

| Lease Name: | ORTH CRESS PROVED UNDEVELOPED | | | |
|---|---|---|---|---|
| Company: | LEGEND OIL AND GAS LTD. | | | |
| March 27, 2014 | | Gas Price | $0.00 | ($/unit) |
| Oil Rate | 7.00 (Unit/d) | Flat Period | 0 | months |
| Oil Decline | 15.00% (per YR) | Escalation | 0 | fraction |
| Gas Rate | 0.00 (Unit/d) | Max Price | $0.00 | ($/unit) |
| Gas Decline | 0.00% (per YR) | Oil Price | $89.22 | ($/unit) |
| Init WI | 1.00000 (Fraction) | Flat Period | 0 | months |
| Init RI | 0.85750 (Fraction) | Escalation | 0 | fraction |
| PO-net rev | $0 $ | Max Price | $89.22 | ($/unit) |
| APO WI | 1.00000 (Fraction) | Operating Costs | $267 | ($/MO/WELL) |
| APO RI | 0.85750 (Fraction) | Flat Period | 0 | months |
| Oil Tax | 0.0025 (Fraction) | Escalation | 0 | fraction |
| Gas Tax | 0.0000 (Fraction) | Max Oper Cost | $267 | ($/MO/Well) |
| Pur-Dev Cost | $0 (GROSS) | Prod Start Date | 201503 | (YR MO) |
| Pur-Dev Cost | $0 (NET) | Eff. Date | 201503 | (YR MO) |
| Init Well Ct | 4 | Econ. Limit | y | (Y or N) |
| Risk Fctr | 1 (Fraction) | Royality Lease | n | (Y or N) |

| Life | 13.17 | years |
|---|---|---|

| Discount Rates | |
|---|---|
| 0.00% | 353,583 |
| 10.00% | 231,386 |
| 20.00% | 160,949 |
| 30.00% | 115,893 |
| 40.00% | 84,770 |
| 50.00% | 61,996 |
| 60.00% | 44,583 |
| 70.00% | 30,805 |
| 80.00% | 19,604 |
| 90.00% | 10,296 |
| 100.00% | 2,419 |

Prepared by KLH Consulting

150 N. Main Suite 500 Wichita, KS 67202

WWW.IGWT.US

## ESTIMATED FUTURE RESERVES AND INCOME
## ORTH CRESS PROVED UNDEVELOPED
## LEGEND OIL AND GAS LTD.

| Year | Well Cnt | Gross Production OIL Unit | GAS Unit | Gross Operating Costs | Working Interest | Revenue Interest | Net Production OIL Unit | GAS Unit | Average Prices OIL $/unit | GAS $/unit |
|------|------|------|-----|--------|---------|---------|-------|-----|-------|------|
| 2015 | 4 | 1,693 | 0 | 10,680 | 1.00000 | 0.85750 | 1,452 | 0 | 89.22 | 0.00 |
| 2016 | 4 | 1,212 | 0 | 12,816 | 1.00000 | 0.85750 | 1,039 | 0 | 89.22 | 0.00 |
| 2017 | 4 | 1,030 | 0 | 12,816 | 1.00000 | 0.85750 | 883 | 0 | 89.22 | 0.00 |
| 2018 | 4 | 875 | 0 | 12,816 | 1.00000 | 0.85750 | 751 | 0 | 89.22 | 0.00 |
| 2019 | 4 | 744 | 0 | 12,816 | 1.00000 | 0.85750 | 638 | 0 | 89.22 | 0.00 |
| 2020 | 4 | 633 | 0 | 12,816 | 1.00000 | 0.85750 | 542 | 0 | 89.22 | 0.00 |
| 2021 | 4 | 538 | 0 | 12,816 | 1.00000 | 0.85750 | 461 | 0 | 89.22 | 0.00 |
| 2022 | 4 | 457 | 0 | 12,816 | 1.00000 | 0.85750 | 392 | 0 | 89.22 | 0.00 |
| 2023 | 4 | 388 | 0 | 12,816 | 1.00000 | 0.85750 | 333 | 0 | 89.22 | 0.00 |
| 2024 | 4 | 330 | 0 | 12,816 | 1.00000 | 0.85750 | 283 | 0 | 89.22 | 0.00 |
| 2025 | 4 | 281 | 0 | 12,816 | 1.00000 | 0.85750 | 241 | 0 | 89.22 | 0.00 |
| 2026 | 4 | 239 | 0 | 12,816 | 1.00000 | 0.85750 | 205 | 0 | 89.22 | 0.00 |
| 2027 | 4 | 203 | 0 | 12,816 | 1.00000 | 0.85750 | 174 | 0 | 89.22 | 0.00 |
| 2028 | 4 | 58 | 0 | 4,305 | 1.00000 | 0.85750 | 50 | 0 | 89.22 | 0.00 |
| 2029 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2030 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2031 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2032 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2033 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2034 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| Rem | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| Total | | 8,679 | 0 | 168,777 | | | 7,443 | 0 | 89.22 | 0.00 |

| Year | Gross Revenue OIL | GAS | Production/ AD VAL TAX $ OIL | $ GAS | FGR After Production $ Taxes | Net Oper Costs | Purchase/ Devel Costs | Future Net Income Annual | Cumulative | Disc Net 10.00% Annual |
|------|--------|---|-----|---|--------|--------|--------|---------|---------|---------|
| 2015 | 129,503 | 0 | 326 | 0 | 129,177 | 10,680 | 140,000 | (21,503) | (21,503) | (26,116) |
| 2016 | 92,701 | 0 | 234 | 0 | 92,467 | 12,816 | 0 | 79,651 | 58,149 | 70,146 |
| 2017 | 78,796 | 0 | 199 | 0 | 78,597 | 12,816 | 0 | 65,781 | 123,930 | 52,665 |
| 2018 | 66,976 | 0 | 169 | 0 | 66,808 | 12,816 | 0 | 53,992 | 177,921 | 39,296 |
| 2019 | 56,930 | 0 | 143 | 0 | 56,787 | 12,816 | 0 | 43,971 | 221,892 | 29,093 |
| 2020 | 48,390 | 0 | 122 | 0 | 48,269 | 12,816 | 0 | 35,453 | 257,345 | 21,325 |
| 2021 | 41,132 | 0 | 104 | 0 | 41,028 | 12,816 | 0 | 28,212 | 285,557 | 15,427 |
| 2022 | 34,962 | 0 | 88 | 0 | 34,874 | 12,816 | 0 | 22,058 | 307,615 | 10,965 |
| 2023 | 29,718 | 0 | 75 | 0 | 29,643 | 12,816 | 0 | 16,827 | 324,442 | 7,604 |
| 2024 | 25,260 | 0 | 64 | 0 | 25,196 | 12,816 | 0 | 12,380 | 336,822 | 5,086 |
| 2025 | 21,471 | 0 | 54 | 0 | 21,417 | 12,816 | 0 | 8,601 | 345,423 | 3,212 |
| 2026 | 18,250 | 0 | 46 | 0 | 18,204 | 12,816 | 0 | 5,388 | 350,812 | 1,830 |
| 2027 | 15,513 | 0 | 39 | 0 | 15,474 | 12,816 | 0 | 2,658 | 353,469 | 820 |
| 2028 | 4,429 | 0 | 11 | 0 | 4,418 | 4,305 | 0 | 113 | 353,583 | 32 |
| 2029 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 353,583 | 0 |
| 2030 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 353,583 | 0 |
| 2031 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 353,583 | 0 |
| 2032 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 353,583 | 0 |
| 2033 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 353,583 | 0 |
| 2034 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 353,583 | 0 |
| Rem | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | | 0 |
| Total | 664,033 | 0 | 1,673 | 0 | 662,359 | 168,777 | 140,000 | 353,583 | | 231,386 |

| Lease Name: | ORTH GILLESPIE / GILLESPIE SOUTH PDP | | | |
|---|---|---|---|---|
| Company: | LEGEND OIL AND GAS LTD. | | | |
| March 27, 2014 | | Gas Price | $0.00 | ($/unit) |
| Oil Rate | 3.55 (Unit/d) | Flat Period | 0 | months |
| Oil Decline | 10.00% (per YR) | Escalation | 0 | fraction |
| Gas Rate | 0.00 (Unit/d) | Max Price | $0.00 | ($/unit) |
| Gas Decline | 0.00% (per YR) | Oil Price | $89.22 | ($/unit) |
| Init WI | 1.00000 (Fraction) | Flat Period | 0 | months |
| Init RI | 0.85750 (Fraction) | Escalation | 0 | fraction |
| PO-net rev | $0 $ | Max Price | $89.22 | ($/unit) |
| APO WI | 1.00000 (Fraction) | Operating Costs | $175 | ($/MO/WELL) |
| APO RI | 0.85750 (Fraction) | Flat Period | 0 | months |
| Oil Tax | 0.0025 (Fraction) | Escalation | 0 | fraction |
| Gas Tax | 0.0000 (Fraction) | Max Oper Cost | $175 | ($/MO/Well) |
| Pur-Dev Cost | $0 (GROSS) | Prod Start Date | 201401 | (YR MO) |
| Pur-Dev Cost | $0 (NET) | Eff. Date | 201401 | (YR MO) |
| Init Well Ct | 15 | Econ. Limit | y | (Y or N) |
| Risk Fctr | 1 (Fraction) | Royality Lease | n | (Y or N) |

| Life | 10.73 | years |
|---|---|---|

| Discount Rates | |
|---|---|
| 0.00% | 296,824 |
| 10.00% | 223,092 |
| 20.00% | 178,686 |
| 30.00% | 149,632 |
| 40.00% | 129,366 |
| 50.00% | 114,504 |
| 60.00% | 103,164 |
| 70.00% | 94,234 |
| 80.00% | 87,016 |
| 90.00% | 81,057 |
| 100.00% | 76,050 |

Prepared by KLH Consulting

150 N. Main Suite 500 Wichita, KS 67202

WWW.IGWT.US

ESTIMATED FUTURE RESERVES AND INCOME
ORTH GILLESPIE / GILLESPIE SOUTH PDP
LEGEND OIL AND GAS LTD.

| Year | Well Cnt | Gross Production OIL Unit | GAS Unit | Gross Operating Costs | Working Interest | Revenue Interest | Net Production OIL Unit | GAS Unit | Average Prices OIL $/unit | GAS $/unit |
|------|------|------|------|------|------|------|------|------|------|------|
| 2014 | 15 | 1,229 | 0 | 31,500 | 1.00000 | 0.85750 | 1,054 | 0 | 89.22 | 0.00 |
| 2015 | 15 | 1,106 | 0 | 31,500 | 1.00000 | 0.85750 | 949 | 0 | 89.22 | 0.00 |
| 2016 | 15 | 996 | 0 | 31,500 | 1.00000 | 0.85750 | 854 | 0 | 89.22 | 0.00 |
| 2017 | 15 | 896 | 0 | 31,500 | 1.00000 | 0.85750 | 768 | 0 | 89.22 | 0.00 |
| 2018 | 15 | 806 | 0 | 31,500 | 1.00000 | 0.85750 | 692 | 0 | 89.22 | 0.00 |
| 2019 | 15 | 726 | 0 | 31,500 | 1.00000 | 0.85750 | 622 | 0 | 89.22 | 0.00 |
| 2020 | 15 | 653 | 0 | 31,500 | 1.00000 | 0.85750 | 560 | 0 | 89.22 | 0.00 |
| 2021 | 15 | 588 | 0 | 31,500 | 1.00000 | 0.85750 | 504 | 0 | 89.22 | 0.00 |
| 2022 | 15 | 529 | 0 | 31,500 | 1.00000 | 0.85750 | 454 | 0 | 89.22 | 0.00 |
| 2023 | 15 | 476 | 0 | 31,500 | 1.00000 | 0.85750 | 408 | 0 | 89.22 | 0.00 |
| 2024 | 15 | 313 | 0 | 22,981 | 1.00000 | 0.85750 | 268 | 0 | 89.22 | 0.00 |
| 2025 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2026 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2027 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2028 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2029 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2030 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2031 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2032 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2033 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| Rem | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| Total | | 8,318 | 0 | 337,981 | | | 7,133 | 0 | 89.22 | 0.00 |

| Year | Gross Revenue OIL | GAS | Production/ AD VAL TAX $ OIL | $ GAS | FGR After Production $ Taxes | Net Oper Costs | Purchase/ Devel Costs | Future Net Income Annual | Cumulative | Disc Net 10.00% Annual |
|------|------|------|------|------|------|------|------|------|------|------|
| 2014 | 94,038 | 0 | 237 | 0 | 93,801 | 31,500 | 0 | 62,301 | 62,301 | 59,401 |
| 2015 | 84,634 | 0 | 213 | 0 | 84,421 | 31,500 | 0 | 52,921 | 115,221 | 45,871 |
| 2016 | 76,170 | 0 | 192 | 0 | 75,979 | 31,500 | 0 | 44,479 | 159,700 | 35,048 |
| 2017 | 68,553 | 0 | 173 | 0 | 68,381 | 31,500 | 0 | 36,881 | 196,580 | 26,419 |
| 2018 | 61,698 | 0 | 155 | 0 | 61,543 | 31,500 | 0 | 30,043 | 226,623 | 19,565 |
| 2019 | 55,528 | 0 | 140 | 0 | 55,388 | 31,500 | 0 | 23,888 | 250,511 | 14,143 |
| 2020 | 49,975 | 0 | 126 | 0 | 49,850 | 31,500 | 0 | 18,350 | 268,861 | 9,876 |
| 2021 | 44,978 | 0 | 113 | 0 | 44,865 | 31,500 | 0 | 13,365 | 282,225 | 6,539 |
| 2022 | 40,480 | 0 | 102 | 0 | 40,378 | 31,500 | 0 | 8,878 | 291,104 | 3,949 |
| 2023 | 36,432 | 0 | 92 | 0 | 36,340 | 31,500 | 0 | 4,840 | 295,944 | 1,957 |
| 2024 | 23,921 | 0 | 60 | 0 | 23,861 | 22,981 | 0 | 880 | 296,824 | 323 |
| 2025 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 296,824 | 0 |
| 2026 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 296,824 | 0 |
| 2027 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 296,824 | 0 |
| 2028 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 296,824 | 0 |
| 2029 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 296,824 | 0 |
| 2030 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 296,824 | 0 |
| 2031 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 296,824 | 0 |
| 2032 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 296,824 | 0 |
| 2033 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 296,824 | 0 |
| Rem | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | | 0 |
| Total | 636,408 | 0 | 1,604 | 0 | 634,805 | 337,981 | 0 | 296,824 | | 223,092 |

| Lease Name: | | PATRICK COLLINS PROVED DEVELOPED PRODUCING | | |
|---|---|---|---|---|
| Company: | | LEGEND OIL AND GAS LTD. | | |
| March 27, 2014 | | Gas Price | $0.00 | ($/unit) |
| Oil Rate | 6.51 (Unit/d) | Flat Period | 0 | months |
| Oil Decline | 10.00% (per YR) | Escalation | 0 | fraction |
| Gas Rate | 0.00 (Unit/d) | Max Price | $0.00 | ($/unit) |
| Gas Decline | 0.00% (per YR) | Oil Price | $89.22 | ($/unit) |
| Init WI | 1.00000 (Fraction) | Flat Period | 0 | months |
| Init RI | 0.85750 (Fraction) | Escalation | 0 | fraction |
| PO-net rev | $0 $ | Max Price | $89.22 | ($/unit) |
| APO WI | 1.00000 (Fraction) | Operating Costs | $416 | ($/MO/WELL) |
| APO RI | 0.85750 (Fraction) | Flat Period | 0 | months |
| Oil Tax | 0.0025 (Fraction) | Escalation | 0 | fraction |
| Gas Tax | 0.0000 (Fraction) | Max Oper Cost | $416 | ($/MO/Well) |
| Pur-Dev Cost | $0 (GROSS) | Prod Start Date | 201401 | (YR MO) |
| Pur-Dev Cost | $0 (NET) | Eff. Date | 201401 | (YR MO) |
| Init Well Ct | 7 | Econ. Limit | y | (Y or N) |
| Risk Fctr | 1 (Fraction) | Royality Lease | n | (Y or N) |

| Life | 15.26 | years |
|---|---|---|

| Discount Rates | |
|---|---|
| 0.00% | 841,923 |
| 10.00% | 578,846 |
| 20.00% | 440,739 |
| 30.00% | 358,126 |
| 40.00% | 303,815 |
| 50.00% | 265,553 |
| 60.00% | 237,168 |
| 70.00% | 215,260 |
| 80.00% | 197,818 |
| 90.00% | 183,583 |
| 100.00% | 171,729 |

Prepared by KLH Consulting

150 N. Main Suite 500 Wichita, KS 67202

WWW.IGWT.US

## ESTIMATED FUTURE RESERVES AND INCOME
## PATRICK COLLINS PROVED DEVELOPED PRODUCING
## LEGEND OIL AND GAS LTD.

| Year | Well Cnt | Gross Production OIL Unit | GAS Unit | Gross Operating Costs | Working Interest | Revenue Interest | Net Production OIL Unit | GAS Unit | Average Prices OIL $/unit | GAS $/unit |
|---|---|---|---|---|---|---|---|---|---|---|
| 2014 | 7 | 2,254 | 0 | 34,944 | 1.00000 | 0.85750 | 1,933 | 0 | 89.22 | 0.00 |
| 2015 | 7 | 2,029 | 0 | 34,944 | 1.00000 | 0.85750 | 1,740 | 0 | 89.22 | 0.00 |
| 2016 | 7 | 1,826 | 0 | 34,944 | 1.00000 | 0.85750 | 1,566 | 0 | 89.22 | 0.00 |
| 2017 | 7 | 1,643 | 0 | 34,944 | 1.00000 | 0.85750 | 1,409 | 0 | 89.22 | 0.00 |
| 2018 | 7 | 1,479 | 0 | 34,944 | 1.00000 | 0.85750 | 1,268 | 0 | 89.22 | 0.00 |
| 2019 | 7 | 1,331 | 0 | 34,944 | 1.00000 | 0.85750 | 1,141 | 0 | 89.22 | 0.00 |
| 2020 | 7 | 1,198 | 0 | 34,944 | 1.00000 | 0.85750 | 1,027 | 0 | 89.22 | 0.00 |
| 2021 | 7 | 1,078 | 0 | 34,944 | 1.00000 | 0.85750 | 924 | 0 | 89.22 | 0.00 |
| 2022 | 7 | 970 | 0 | 34,944 | 1.00000 | 0.85750 | 832 | 0 | 89.22 | 0.00 |
| 2023 | 7 | 873 | 0 | 34,944 | 1.00000 | 0.85750 | 749 | 0 | 89.22 | 0.00 |
| 2024 | 7 | 786 | 0 | 34,944 | 1.00000 | 0.85750 | 674 | 0 | 89.22 | 0.00 |
| 2025 | 7 | 707 | 0 | 34,944 | 1.00000 | 0.85750 | 607 | 0 | 89.22 | 0.00 |
| 2026 | 7 | 637 | 0 | 34,944 | 1.00000 | 0.85750 | 546 | 0 | 89.22 | 0.00 |
| 2027 | 7 | 573 | 0 | 34,944 | 1.00000 | 0.85750 | 491 | 0 | 89.22 | 0.00 |
| 2028 | 7 | 516 | 0 | 34,944 | 1.00000 | 0.85750 | 442 | 0 | 89.22 | 0.00 |
| 2029 | 7 | 120 | 0 | 9,019 | 1.00000 | 0.85750 | 103 | 0 | 89.22 | 0.00 |
| 2030 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2031 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2032 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2033 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| Rem | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| Total | | 18,019 | 0 | 533,179 | | | 15,451 | 0 | 89.22 | 0.00 |

| Year | Gross Revenue OIL | GAS | Production/ AD VAL TAX $ OIL | $ GAS | FGR After Production $ Taxes | Net Oper Costs | Purchase/ Devel Costs | Future Net Income Annual | Cumulative | Disc Net 10.00% Annual |
|---|---|---|---|---|---|---|---|---|---|---|
| 2014 | 172,446 | 0 | 435 | 0 | 172,012 | 34,944 | 0 | 137,068 | 137,068 | 130,689 |
| 2015 | 155,202 | 0 | 391 | 0 | 154,811 | 34,944 | 0 | 119,867 | 256,935 | 103,899 |
| 2016 | 139,682 | 0 | 352 | 0 | 139,330 | 34,944 | 0 | 104,386 | 361,320 | 82,254 |
| 2017 | 125,713 | 0 | 317 | 0 | 125,397 | 34,944 | 0 | 90,453 | 451,773 | 64,796 |
| 2018 | 113,142 | 0 | 285 | 0 | 112,857 | 34,944 | 0 | 77,913 | 529,686 | 50,739 |
| 2019 | 101,828 | 0 | 257 | 0 | 101,571 | 34,944 | 0 | 66,627 | 596,313 | 39,445 |
| 2020 | 91,645 | 0 | 231 | 0 | 91,414 | 34,944 | 0 | 56,470 | 652,783 | 30,393 |
| 2021 | 82,481 | 0 | 208 | 0 | 82,273 | 34,944 | 0 | 47,329 | 700,112 | 23,157 |
| 2022 | 74,233 | 0 | 187 | 0 | 74,045 | 34,944 | 0 | 39,101 | 739,214 | 17,392 |
| 2023 | 66,809 | 0 | 168 | 0 | 66,641 | 34,944 | 0 | 31,697 | 770,911 | 12,817 |
| 2024 | 60,128 | 0 | 152 | 0 | 59,977 | 34,944 | 0 | 25,033 | 795,943 | 9,202 |
| 2025 | 54,116 | 0 | 136 | 0 | 53,979 | 34,944 | 0 | 19,035 | 814,979 | 6,361 |
| 2026 | 48,704 | 0 | 123 | 0 | 48,581 | 34,944 | 0 | 13,637 | 828,616 | 4,143 |
| 2027 | 43,834 | 0 | 110 | 0 | 43,723 | 34,944 | 0 | 8,779 | 837,395 | 2,425 |
| 2028 | 39,450 | 0 | 99 | 0 | 39,351 | 34,944 | 0 | 4,407 | 841,802 | 1,106 |
| 2029 | 9,164 | 0 | 23 | 0 | 9,141 | 9,019 | 0 | 122 | 841,923 | 28 |
| 2030 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 841,923 | 0 |
| 2031 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 841,923 | 0 |
| 2032 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 841,923 | 0 |
| 2033 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 841,923 | 0 |
| Rem | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | | 0 |
| Total | 1,378,577 | 0 | 3,474 | 0 | 1,375,103 | 533,179 | 0 | 841,923 | | 578,846 |

| Lease Name: | PAT COLLINS PROVED UNDEVELOPED | | | |
|---|---|---|---|---|
| **Company:** | **LEGEND OIL AND GAS LTD.** | | | |
| March 27, 2014 | | Gas Price | $0.00 | ($/unit) |
| Oil Rate | 426.00 (Unit/d) | Flat Period | 0 | months |
| Oil Decline | 15.00% (per YR) | Escalation | 0 | fraction |
| Gas Rate | 0.00 (Unit/d) | Max Price | $0.00 | ($/unit) |
| Gas Decline | 0.00% (per YR) | Oil Price | $89.22 | ($/unit) |
| Init WI | 1.00000 (Fraction) | Flat Period | 0 | months |
| Init RI | 0.85750 (Fraction) | Escalation | 0 | fraction |
| PO-net rev | $0 $ | Max Price | $89.22 | ($/unit) |
| APO WI | 1.00000 (Fraction) | Operating Costs | $416 | ($/MO/WELL) |
| APO RI | 0.85750 (Fraction) | Flat Period | 0 | months |
| Oil Tax | 0.0025 (Fraction) | Escalation | 0 | fraction |
| Gas Tax | 0.0000 (Fraction) | Max Oper Cost | $416 | ($/MO/Well) |
| Pur-Dev Cost | $0 (GROSS) | Prod Start Date | 201406 | (YR MO) |
| Pur-Dev Cost | $0 (NET) | Eff. Date | 201406 | (YR MO) |
| Init Well Ct | 12 | Econ. Limit | y | (Y or N) |
| Risk Fctr | 1 (Fraction) | Royality Lease | n | (Y or N) |

| Life | 12.07 | years |
|---|---|---|

| Discount Rates | |
|---|---|
| 0.00% | 951,785 |
| 10.00% | 622,332 |
| 20.00% | 423,907 |
| 30.00% | 293,732 |
| 40.00% | 202,573 |
| 50.00% | 135,439 |
| 60.00% | 84,008 |
| 70.00% | 43,351 |
| 80.00% | 10,384 |
| 90.00% | (16,910) |
| 100.00% | (39,903) |

Prepared by KLH Consulting

150 N. Main Suite 500 Wichita, KS 67202

WWW.IGWT.US

# ESTIMATED FUTURE RESERVES AND INCOME
## PAT COLLINS PROVED UNDEVELOPED
### LEGEND OIL AND GAS LTD.

| Year | Well Cnt | Gross Production OIL Unit | Gross Production GAS Unit | Gross Operating Costs | Working Interest | Revenue Interest | Net Production OIL Unit | Net Production GAS Unit | Average Prices OIL $/unit | Average Prices GAS $/unit |
|---|---|---|---|---|---|---|---|---|---|---|
| 2014 | 12 | 3,057 | 0 | 29,952 | 1.00000 | 0.85750 | 2,621 | 0 | 89.22 | 0.00 |
| 2015 | 12 | 4,319 | 0 | 59,904 | 1.00000 | 0.85750 | 3,704 | 0 | 89.22 | 0.00 |
| 2016 | 12 | 3,671 | 0 | 59,904 | 1.00000 | 0.85750 | 3,148 | 0 | 89.22 | 0.00 |
| 2017 | 12 | 3,121 | 0 | 59,904 | 1.00000 | 0.85750 | 2,676 | 0 | 89.22 | 0.00 |
| 2018 | 12 | 2,653 | 0 | 59,904 | 1.00000 | 0.85750 | 2,275 | 0 | 89.22 | 0.00 |
| 2019 | 12 | 2,255 | 0 | 59,904 | 1.00000 | 0.85750 | 1,933 | 0 | 89.22 | 0.00 |
| 2020 | 12 | 1,917 | 0 | 59,904 | 1.00000 | 0.85750 | 1,643 | 0 | 89.22 | 0.00 |
| 2021 | 12 | 1,629 | 0 | 59,904 | 1.00000 | 0.85750 | 1,397 | 0 | 89.22 | 0.00 |
| 2022 | 12 | 1,385 | 0 | 59,904 | 1.00000 | 0.85750 | 1,187 | 0 | 89.22 | 0.00 |
| 2023 | 12 | 1,177 | 0 | 59,904 | 1.00000 | 0.85750 | 1,009 | 0 | 89.22 | 0.00 |
| 2024 | 12 | 1,000 | 0 | 59,904 | 1.00000 | 0.85750 | 858 | 0 | 89.22 | 0.00 |
| 2025 | 12 | 850 | 0 | 59,904 | 1.00000 | 0.85750 | 729 | 0 | 89.22 | 0.00 |
| 2026 | 12 | 354 | 0 | 29,350 | 1.00000 | 0.85750 | 304 | 0 | 89.22 | 0.00 |
| 2027 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2028 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2029 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2030 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2031 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2032 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| 2033 | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| Rem | 0 | 0 | 0 | 0 | 1.00000 | 0.85750 | 0 | 0 | 0.00 | 0.00 |
| Total | | 27,387 | 0 | 718,246 | | | 23,485 | 0 | 89.22 | 0.00 |

| Year | Gross Revenue OIL | Gross Revenue GAS | Production/ AD VAL TAX $ OIL | Production/ AD VAL TAX $ GAS | FGR After Production $ Taxes | Net Oper Costs | Purchase/ Devel Costs | Future Net Income Annual | Cumulative | Disc Net 10.00% Annual |
|---|---|---|---|---|---|---|---|---|---|---|
| 2014 | 233,849 | 0 | 589 | 0 | 233,259 | 29,952 | 420,000 | (216,693) | (216,693) | (222,266) |
| 2015 | 330,455 | 0 | 833 | 0 | 329,622 | 59,904 | 0 | 269,718 | 53,025 | 243,258 |
| 2016 | 280,886 | 0 | 708 | 0 | 280,179 | 59,904 | 0 | 220,275 | 273,300 | 180,605 |
| 2017 | 238,753 | 0 | 602 | 0 | 238,152 | 59,904 | 0 | 178,248 | 451,547 | 132,861 |
| 2018 | 202,940 | 0 | 511 | 0 | 202,429 | 59,904 | 0 | 142,525 | 594,072 | 96,576 |
| 2019 | 172,499 | 0 | 435 | 0 | 172,065 | 59,904 | 0 | 112,161 | 706,233 | 69,092 |
| 2020 | 146,624 | 0 | 369 | 0 | 146,255 | 59,904 | 0 | 86,351 | 792,584 | 48,357 |
| 2021 | 124,631 | 0 | 314 | 0 | 124,317 | 59,904 | 0 | 64,413 | 856,997 | 32,792 |
| 2022 | 105,936 | 0 | 267 | 0 | 105,669 | 59,904 | 0 | 45,765 | 902,762 | 21,181 |
| 2023 | 90,046 | 0 | 227 | 0 | 89,819 | 59,904 | 0 | 29,915 | 932,677 | 12,586 |
| 2024 | 76,539 | 0 | 193 | 0 | 76,346 | 59,904 | 0 | 16,442 | 949,119 | 6,289 |
| 2025 | 65,058 | 0 | 164 | 0 | 64,894 | 59,904 | 0 | 4,990 | 954,109 | 1,735 |
| 2026 | 27,094 | 0 | 68 | 0 | 27,025 | 29,350 | 0 | (2,324) | 951,785 | (735) |
| 2027 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 951,785 | 0 |
| 2028 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 951,785 | 0 |
| 2029 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 951,785 | 0 |
| 2030 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 951,785 | 0 |
| 2031 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 951,785 | 0 |
| 2032 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 951,785 | 0 |
| 2033 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 951,785 | 0 |
| Rem | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | | 0 |
| Total | 2,095,310 | 0 | 5,280 | 0 | 2,090,030 | 718,246 | 420,000 | 951,785 | | 622,332 |

## CRAWFORD COUNTY KANSAS

### LEGEND OIL AND GAS LTD.

| NAME | LEGAL DESCRIPTION | NRI | PROVED DEVELOPED PRODUCING RESERVES, BARRELS | 10% DISCOUNT VALUE PDP | PROVED UNDEVELOPED RESERVES | 10% DISCOUNT VALUE PUD | TOTAL |
|---|---|---|---|---|---|---|---|
| BENNETT, STEVE LEASE | W/2 AND SE/4 4-30-30S-22E, CRAWFORD CO. KS | 0.8003125 | 1,945 | $19,906 | 0 | $0 | $19,906 |
| G MULLEN | E/2NE 4-1-31S-21E, CRAWFORD CO. KS | 0.8003125 | 2,373 | $38,283 | 0 | $0 | $38,283 |
| KREUGER AKA GEO MULLEN | E/2SE 4-1-31S-21E, CRAWFORD CO. KS | 0.861875 | 0 | $0 | 0 | $0 | $0 |
| RALPH SAMP | NW/ 4-7-31S-21E, CRAWFORD CO. KS | 0.861875 | 17,656 | $194,957 | 0 | $0 | $194,957 |
| UNDERWOOD 6 AKA MUELLEN GALE J | N/2 AND SW/4 SW/4 6-31S-21E, CRAWFORD CO. KS | 0.861875 | 1,545 | $12,489 | 0 | $0 | $12,489 |
| UNDERWOOD 31 | SW/4 4-31-30S-22E, CRAWFORD CO. KS | 0.861875 | 5,742 | $43,733 | 0 | $0 | $43,733 |
| TOTAL: | | | 29,261 | $309,368 | 0 | $0 | $309,368 |



# LEGEND OIL AND GAS LTD.
## BENNETT, STEVE

**Legend:**
- BBLPM ◇
- AVG BBLPM ◆

BBLPM (vertical axis): 50, 40, 30, 20, 10, 9, 8, 7, 6, 5, 4, 3, 2

Date (horizontal axis): 1/1/2007 – 12/1/2014



LEGEND OIL AND GAS LTD.

G MULLEN

1%

# LEGEND OIL AND GAS LTD.
## KREUGER (AKA: GEO MULLEN)



# LEGEND OIL AND GAS LTD.
## RALPH SAMP



# LEGEND OIL AND GAS LTD.
## UNDERWOOD 6 (AKA: MUELLEN GALE J)



5%



Legend:
- BBLPM
- AVG BBLPM

BBLPM (y-axis): 10, 20, 30, 40, 50, 60, 70, 80, 90, 100

Date (x-axis): 1/1/2007 through 12/1/2014

# LEGEND OIL AND GAS LTD.
## UNDERWOOD 31



| Lease Name: | | BENNETT, STEVE PROVED DEVELOPED PRODUCING | | |
|---|---|---|---|---|
| Company: | | LEGEND OIL AND GAS LTD. | | |
| March 27, 2014 | | Gas Price | $0.00 | ($/unit) |
| Oil Rate | 0.20 (Unit/d) | Flat Period | 0 | months |
| Oil Decline | 2.00% (per YR) | Escalation | 0 | fraction |
| Gas Rate | 0.00 (Unit/d) | Max Price | $0.00 | ($/unit) |
| Gas Decline | 0.00% (per YR) | Oil Price | $89.22 | ($/unit) |
| Init WI | 1.00000 (Fraction) | Flat Period | 0 | months |
| Init RI | 0.80031 (Fraction) | Escalation | 0 | fraction |
| PO-net rev | $0 $ | Max Price | $89.22 | ($/unit) |
| APO WI | 1.00000 (Fraction) | Operating Costs | $200 | ($/MO/WELL) |
| APO RI | 0.80031 (Fraction) | Flat Period | 0 | months |
| Oil Tax | 0.0025 (Fraction) | Escalation | 0 | fraction |
| Gas Tax | 0.0000 (Fraction) | Max Oper Cost | $200 | ($/MO/Well) |
| Pur-Dev Cost | $0 (GROSS) | Prod Start Date | 201401 | (YR MO) |
| Pur-Dev Cost | $0 (NET) | Eff. Date | 201401 | (YR MO) |
| Init Well Ct | 1 | Econ. Limit | y | (Y or N) |
| Risk Fctr | 1 (Fraction) | Royality Lease | n | (Y or N) |

| Life | 38.29 | years |
|---|---|---|

| Discount Rates | |
|---|---|
| 0.00% | 46,645 |
| 10.00% | 19,906 |
| 20.00% | 12,471 |
| 30.00% | 9,208 |
| 40.00% | 7,393 |
| 50.00% | 6,238 |
| 60.00% | 5,436 |
| 70.00% | 4,846 |
| 80.00% | 4,392 |
| 90.00% | 4,032 |
| 100.00% | 3,738 |

Prepared by KLH Consulting

150 N. Main Suite 500 Wichita, KS 67202

WWW.IGWT.US

## ESTIMATED FUTURE RESERVES AND INCOME
## BENNETT, STEVE PROVED DEVELOPED PRODUCING
## LEGEND OIL AND GAS LTD.

| Year | Well Cnt | Gross Production OIL Unit | Gross Production GAS Unit | Gross Operating Costs | Working Interest | Revenue Interest | Net Production OIL Unit | Net Production GAS Unit | Average Prices OIL $/unit | Average Prices GAS $/unit |
|---|---|---|---|---|---|---|---|---|---|---|
| 2014 | 1 | 72 | 0 | 2,400 | 1.00000 | 0.80031 | 58 | 0 | 89.22 | 0.00 |
| 2015 | 1 | 71 | 0 | 2,400 | 1.00000 | 0.80031 | 57 | 0 | 89.22 | 0.00 |
| 2016 | 1 | 69 | 0 | 2,400 | 1.00000 | 0.80031 | 56 | 0 | 89.22 | 0.00 |
| 2017 | 1 | 68 | 0 | 2,400 | 1.00000 | 0.80031 | 54 | 0 | 89.22 | 0.00 |
| 2018 | 1 | 67 | 0 | 2,400 | 1.00000 | 0.80031 | 53 | 0 | 89.22 | 0.00 |
| 2019 | 1 | 65 | 0 | 2,400 | 1.00000 | 0.80031 | 52 | 0 | 89.22 | 0.00 |
| 2020 | 1 | 64 | 0 | 2,400 | 1.00000 | 0.80031 | 51 | 0 | 89.22 | 0.00 |
| 2021 | 1 | 63 | 0 | 2,400 | 1.00000 | 0.80031 | 50 | 0 | 89.22 | 0.00 |
| 2022 | 1 | 61 | 0 | 2,400 | 1.00000 | 0.80031 | 49 | 0 | 89.22 | 0.00 |
| 2023 | 1 | 60 | 0 | 2,400 | 1.00000 | 0.80031 | 48 | 0 | 89.22 | 0.00 |
| 2024 | 1 | 59 | 0 | 2,400 | 1.00000 | 0.80031 | 47 | 0 | 89.22 | 0.00 |
| 2025 | 1 | 58 | 0 | 2,400 | 1.00000 | 0.80031 | 46 | 0 | 89.22 | 0.00 |
| 2026 | 1 | 57 | 0 | 2,400 | 1.00000 | 0.80031 | 45 | 0 | 89.22 | 0.00 |
| 2027 | 1 | 56 | 0 | 2,400 | 1.00000 | 0.80031 | 44 | 0 | 89.22 | 0.00 |
| 2028 | 1 | 54 | 0 | 2,400 | 1.00000 | 0.80031 | 44 | 0 | 89.22 | 0.00 |
| 2029 | 1 | 53 | 0 | 2,400 | 1.00000 | 0.80031 | 43 | 0 | 89.22 | 0.00 |
| 2030 | 1 | 52 | 0 | 2,400 | 1.00000 | 0.80031 | 42 | 0 | 89.22 | 0.00 |
| 2031 | 1 | 51 | 0 | 2,400 | 1.00000 | 0.80031 | 41 | 0 | 89.22 | 0.00 |
| 2032 | 1 | 50 | 0 | 2,400 | 1.00000 | 0.80031 | 40 | 0 | 89.22 | 0.00 |
| 2033 | 1 | 49 | 0 | 2,400 | 1.00000 | 0.80031 | 39 | 0 | 89.22 | 0.00 |
| Rem | 1 | 745 | 0 | 43,896 | 1.00000 | 0.80031 | 596 | 0 | 89.22 | 0.00 |
| Total | | 1,945 | 0 | 91,896 | | | 1,557 | 0 | 89.22 | 0.00 |

| Year | Gross Revenue OIL | Gross Revenue GAS | Production/ AD VAL TAX $ OIL | Production/ AD VAL TAX $ GAS | FGR After Production $ Taxes | Net Oper Costs | Purchase/ Devel Costs | Future Net Income Annual | Cumulative | Disc Net 10.00% Annual |
|---|---|---|---|---|---|---|---|---|---|---|
| 2014 | 5,157 | 0 | 13 | 0 | 5,144 | 2,400 | 0 | 2,744 | 2,744 | 2,617 |
| 2015 | 5,054 | 0 | 13 | 0 | 5,041 | 2,400 | 0 | 2,641 | 5,386 | 2,290 |
| 2016 | 4,953 | 0 | 12 | 0 | 4,941 | 2,400 | 0 | 2,541 | 7,926 | 2,002 |
| 2017 | 4,854 | 0 | 12 | 0 | 4,842 | 2,400 | 0 | 2,442 | 10,368 | 1,749 |
| 2018 | 4,757 | 0 | 12 | 0 | 4,745 | 2,400 | 0 | 2,345 | 12,713 | 1,527 |
| 2019 | 4,662 | 0 | 12 | 0 | 4,650 | 2,400 | 0 | 2,250 | 14,963 | 1,332 |
| 2020 | 4,569 | 0 | 12 | 0 | 4,557 | 2,400 | 0 | 2,157 | 17,120 | 1,161 |
| 2021 | 4,477 | 0 | 11 | 0 | 4,466 | 2,400 | 0 | 2,066 | 19,186 | 1,011 |
| 2022 | 4,388 | 0 | 11 | 0 | 4,377 | 2,400 | 0 | 1,977 | 21,163 | 879 |
| 2023 | 4,300 | 0 | 11 | 0 | 4,289 | 2,400 | 0 | 1,889 | 23,052 | 764 |
| 2024 | 4,214 | 0 | 11 | 0 | 4,203 | 2,400 | 0 | 1,803 | 24,855 | 663 |
| 2025 | 4,130 | 0 | 10 | 0 | 4,119 | 2,400 | 0 | 1,719 | 26,575 | 575 |
| 2026 | 4,047 | 0 | 10 | 0 | 4,037 | 2,400 | 0 | 1,637 | 28,212 | 497 |
| 2027 | 3,966 | 0 | 10 | 0 | 3,956 | 2,400 | 0 | 1,556 | 29,768 | 430 |
| 2028 | 3,887 | 0 | 10 | 0 | 3,877 | 2,400 | 0 | 1,477 | 31,245 | 371 |
| 2029 | 3,809 | 0 | 10 | 0 | 3,799 | 2,400 | 0 | 1,399 | 32,644 | 319 |
| 2030 | 3,733 | 0 | 9 | 0 | 3,723 | 2,400 | 0 | 1,323 | 33,968 | 275 |
| 2031 | 3,658 | 0 | 9 | 0 | 3,649 | 2,400 | 0 | 1,249 | 35,217 | 236 |
| 2032 | 3,585 | 0 | 9 | 0 | 3,576 | 2,400 | 0 | 1,176 | 36,393 | 202 |
| 2033 | 3,513 | 0 | 9 | 0 | 3,505 | 2,400 | 0 | 1,105 | 37,497 | 172 |
| Rem | 53,178 | 0 | 134 | 0 | 53,044 | 43,896 | 0 | 9,148 | | 835 |
| Total | 138,891 | 0 | 350 | 0 | 138,541 | 91,896 | 0 | 46,645 | | 19,906 |

| Lease Name: | | BENNETT, STEVE PROVED UNDEVELOPED | | |
|---|---|---|---|---|
| Company: | | LEGEND OIL AND GAS LTD. | | |
| March 27, 2014 | | Gas Price | $0.00 | ($/unit) |
| Oil Rate | 0.80 (Unit/d) | Flat Period | 0 | months |
| Oil Decline | 8.00% (per YR) | Escalation | 0 | fraction |
| Gas Rate | 0.00 (Unit/d) | Max Price | $0.00 | ($/unit) |
| Gas Decline | 0.00% (per YR) | Oil Price | $89.22 | ($/unit) |
| Init WI | 1.00000 (Fraction) | Flat Period | 0 | months |
| Init RI | 0.80031 (Fraction) | Escalation | 0 | fraction |
| PO-net rev | $0 $ | Max Price | $89.22 | ($/unit) |
| APO WI | 1.00000 (Fraction) | Operating Costs | $200 | ($/MO/WELL) |
| APO RI | 0.80031 (Fraction) | Flat Period | 0 | months |
| Oil Tax | 0.0025 (Fraction) | Escalation | 0 | fraction |
| Gas Tax | 0.0000 (Fraction) | Max Oper Cost | $200 | ($/MO/Well) |
| Pur-Dev Cost | $0 (GROSS) | Prod Start Date | 201410 | (YR MO) |
| Pur-Dev Cost | $0 (NET) | Eff. Date | 201410 | (YR MO) |
| Init Well Ct | 4 | Econ. Limit | y | (Y or N) |
| Risk Fctr | 1 (Fraction) | Royality Lease | n | (Y or N) |

| Life | 9.43 | years |
|---|---|---|

| Discount Rates | |
|---|---|
| 0.00% | (48,379) |
| 10.00% | (60,607) |
| 20.00% | (68,178) |
| 30.00% | (73,225) |
| 40.00% | (76,788) |
| 50.00% | (79,421) |
| 60.00% | (81,441) |
| 70.00% | (83,036) |
| 80.00% | (84,328) |
| 90.00% | (85,395) |
| 100.00% | (86,292) |

Prepared by KLH Consulting

150 N. Main Suite 500 Wichita, KS 67202

WWW.IGWT.US

ESTIMATED FUTURE RESERVES AND INCOME
BENNETT, STEVE PROVED UNDEVELOPED
LEGEND OIL AND GAS LTD.

| Year | Well Cnt | Gross Production OIL Unit | GAS Unit | Gross Operating Costs | Working Interest | Revenue Interest | Net Production OIL Unit | GAS Unit | Average Prices OIL $/unit | GAS $/unit |
|------|------|------|------|------|------|------|------|------|------|------|
| 2014 | 4 | 73 | 0 | 2,400 | 1.00000 | 0.80031 | 58 | 0 | 89.22 | 0.00 |
| 2015 | 4 | 288 | 0 | 9,600 | 1.00000 | 0.80031 | 230 | 0 | 89.22 | 0.00 |
| 2016 | 4 | 265 | 0 | 9,600 | 1.00000 | 0.80031 | 212 | 0 | 89.22 | 0.00 |
| 2017 | 4 | 244 | 0 | 9,600 | 1.00000 | 0.80031 | 195 | 0 | 89.22 | 0.00 |
| 2018 | 4 | 224 | 0 | 9,600 | 1.00000 | 0.80031 | 179 | 0 | 89.22 | 0.00 |
| 2019 | 4 | 206 | 0 | 9,600 | 1.00000 | 0.80031 | 165 | 0 | 89.22 | 0.00 |
| 2020 | 4 | 190 | 0 | 9,600 | 1.00000 | 0.80031 | 152 | 0 | 89.22 | 0.00 |
| 2021 | 4 | 174 | 0 | 9,600 | 1.00000 | 0.80031 | 140 | 0 | 89.22 | 0.00 |
| 2022 | 4 | 161 | 0 | 9,600 | 1.00000 | 0.80031 | 128 | 0 | 89.22 | 0.00 |
| 2023 | 4 | 148 | 0 | 9,600 | 1.00000 | 0.80031 | 118 | 0 | 89.22 | 0.00 |
| 2024 | 4 | 25 | 0 | 1,746 | 1.00000 | 0.80031 | 20 | 0 | 89.22 | 0.00 |
| 2025 | 0 | 0 | 0 | 0 | 1.00000 | 0.80031 | 0 | 0 | 0.00 | 0.00 |
| 2026 | 0 | 0 | 0 | 0 | 1.00000 | 0.80031 | 0 | 0 | 0.00 | 0.00 |
| 2027 | 0 | 0 | 0 | 0 | 1.00000 | 0.80031 | 0 | 0 | 0.00 | 0.00 |
| 2028 | 0 | 0 | 0 | 0 | 1.00000 | 0.80031 | 0 | 0 | 0.00 | 0.00 |
| 2029 | 0 | 0 | 0 | 0 | 1.00000 | 0.80031 | 0 | 0 | 0.00 | 0.00 |
| 2030 | 0 | 0 | 0 | 0 | 1.00000 | 0.80031 | 0 | 0 | 0.00 | 0.00 |
| 2031 | 0 | 0 | 0 | 0 | 1.00000 | 0.80031 | 0 | 0 | 0.00 | 0.00 |
| 2032 | 0 | 0 | 0 | 0 | 1.00000 | 0.80031 | 0 | 0 | 0.00 | 0.00 |
| 2033 | 0 | 0 | 0 | 0 | 1.00000 | 0.80031 | 0 | 0 | 0.00 | 0.00 |
| Rem | 0 | 0 | 0 | 0 | 1.00000 | 0.80031 | 0 | 0 | 0.00 | 0.00 |
| Total | | 1,996 | 0 | 90,546 | | | 1,597 | 0 | 89.22 | 0.00 |

| Year | Gross Revenue OIL | GAS | Production/ AD VAL TAX $ OIL | $ GAS | FGR After Production $ Taxes | Net Oper Costs | Purchase/ Devel Costs | Future Net Income Annual | Cumulative | Disc Net 10.00% Annual |
|------|------|------|------|------|------|------|------|------|------|------|
| 2014 | 5,201 | 0 | 13 | 0 | 5,188 | 2,400 | 100,000 | (97,212) | (97,212) | (97,245) |
| 2015 | 20,546 | 0 | 52 | 0 | 20,494 | 9,600 | 0 | 10,894 | (86,318) | 10,142 |
| 2016 | 18,902 | 0 | 48 | 0 | 18,854 | 9,600 | 0 | 9,254 | (77,064) | 7,833 |
| 2017 | 17,390 | 0 | 44 | 0 | 17,346 | 9,600 | 0 | 7,746 | (69,318) | 5,960 |
| 2018 | 15,999 | 0 | 40 | 0 | 15,958 | 9,600 | 0 | 6,358 | (62,959) | 4,448 |
| 2019 | 14,719 | 0 | 37 | 0 | 14,682 | 9,600 | 0 | 5,082 | (57,877) | 3,231 |
| 2020 | 13,541 | 0 | 34 | 0 | 13,507 | 9,600 | 0 | 3,907 | (53,970) | 2,259 |
| 2021 | 12,458 | 0 | 31 | 0 | 12,427 | 9,600 | 0 | 2,827 | (51,144) | 1,485 |
| 2022 | 11,461 | 0 | 29 | 0 | 11,432 | 9,600 | 0 | 1,832 | (49,311) | 875 |
| 2023 | 10,544 | 0 | 27 | 0 | 10,518 | 9,600 | 0 | 918 | (48,393) | 399 |
| 2024 | 1,765 | 0 | 4 | 0 | 1,760 | 1,746 | 0 | 14 | (48,379) | 5 |
| 2025 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | (48,379) | 0 |
| 2026 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | (48,379) | 0 |
| 2027 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | (48,379) | 0 |
| 2028 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | (48,379) | 0 |
| 2029 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | (48,379) | 0 |
| 2030 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | (48,379) | 0 |
| 2031 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | (48,379) | 0 |
| 2032 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | (48,379) | 0 |
| 2033 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | (48,379) | 0 |
| Rem | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | | 0 |
| Total | 142,526 | 0 | 359 | 0 | 142,167 | 90,546 | 100,000 | (48,379) | | (60,607) |

| Lease Name: | G MULLEN PROVED DEVELOPED PRODUCING | | | |
|---|---|---|---|---|
| Company: | LEGEND OIL AND GAS LTD. | | | |
| March 27, 2014 | | Gas Price | $0.00 | ($/unit) |
| Oil Rate | 1.04 (Unit/d) | Flat Period | 0 | months |
| Oil Decline | 7.00% (per YR) | Escalation | 0 | fraction |
| Gas Rate | 0.00 (Unit/d) | Max Price | $0.00 | ($/unit) |
| Gas Decline | 0.00% (per YR) | Oil Price | $89.22 | ($/unit) |
| Init WI | 1.00000 (Fraction) | Flat Period | 0 | months |
| Init RI | 0.80031 (Fraction) | Escalation | 0 | fraction |
| PO-net rev | $0 $ | Max Price | $89.22 | ($/unit) |
| APO WI | 1.00000 (Fraction) | Operating Costs | $200 | ($/MO/WELL) |
| APO RI | 0.80031 (Fraction) | Flat Period | 0 | months |
| Oil Tax | 0.0025 (Fraction) | Escalation | 0 | fraction |
| Gas Tax | 0.0000 (Fraction) | Max Oper Cost | $200 | ($/MO/Well) |
| Pur-Dev Cost | $0 (GROSS) | Prod Start Date | 201401 | (YR MO) |
| Pur-Dev Cost | $0 (NET) | Eff. Date | 201401 | (YR MO) |
| Init Well Ct | 6 | Econ. Limit | y | (Y or N) |
| Risk Fctr | 1 (Fraction) | Royality Lease | n | (Y or N) |

| Life | 8.35 | years |
|---|---|---|

| Discount Rates | |
|---|---|
| 0.00% | 48,854 |
| 10.00% | 38,283 |
| 20.00% | 31,472 |
| 30.00% | 26,797 |
| 40.00% | 23,423 |
| 50.00% | 20,887 |
| 60.00% | 18,917 |
| 70.00% | 17,344 |
| 80.00% | 16,061 |
| 90.00% | 14,992 |
| 100.00% | 14,089 |

ESTIMATED FUTURE RESERVES AND INCOME
G MULLEN PROVED DEVELOPED PRODUCING
LEGEND OIL AND GAS LTD.

| Year | Well Cnt | Gross Production OIL Unit | Gross Production GAS Unit | Gross Operating Costs | Working Interest | Revenue Interest | Net Production OIL Unit | Net Production GAS Unit | Average Prices OIL $/unit | Average Prices GAS $/unit |
|---|---|---|---|---|---|---|---|---|---|---|
| 2014 | 6 | 366 | 0 | 14,400 | 1.00000 | 0.80031 | 293 | 0 | 89.22 | 0.00 |
| 2015 | 6 | 340 | 0 | 14,400 | 1.00000 | 0.80031 | 272 | 0 | 89.22 | 0.00 |
| 2016 | 6 | 317 | 0 | 14,400 | 1.00000 | 0.80031 | 253 | 0 | 89.22 | 0.00 |
| 2017 | 6 | 294 | 0 | 14,400 | 1.00000 | 0.80031 | 236 | 0 | 89.22 | 0.00 |
| 2018 | 6 | 274 | 0 | 14,400 | 1.00000 | 0.80031 | 219 | 0 | 89.22 | 0.00 |
| 2019 | 6 | 255 | 0 | 14,400 | 1.00000 | 0.80031 | 204 | 0 | 89.22 | 0.00 |
| 2020 | 6 | 237 | 0 | 14,400 | 1.00000 | 0.80031 | 189 | 0 | 89.22 | 0.00 |
| 2021 | 6 | 220 | 0 | 14,400 | 1.00000 | 0.80031 | 176 | 0 | 89.22 | 0.00 |
| 2022 | 6 | 71 | 0 | 4,970 | 1.00000 | 0.80031 | 57 | 0 | 89.22 | 0.00 |
| 2023 | 0 | 0 | 0 | 0 | 1.00000 | 0.80031 | 0 | 0 | 0.00 | 0.00 |
| 2024 | 0 | 0 | 0 | 0 | 1.00000 | 0.80031 | 0 | 0 | 0.00 | 0.00 |
| 2025 | 0 | 0 | 0 | 0 | 1.00000 | 0.80031 | 0 | 0 | 0.00 | 0.00 |
| 2026 | 0 | 0 | 0 | 0 | 1.00000 | 0.80031 | 0 | 0 | 0.00 | 0.00 |
| 2027 | 0 | 0 | 0 | 0 | 1.00000 | 0.80031 | 0 | 0 | 0.00 | 0.00 |
| 2028 | 0 | 0 | 0 | 0 | 1.00000 | 0.80031 | 0 | 0 | 0.00 | 0.00 |
| 2029 | 0 | 0 | 0 | 0 | 1.00000 | 0.80031 | 0 | 0 | 0.00 | 0.00 |
| 2030 | 0 | 0 | 0 | 0 | 1.00000 | 0.80031 | 0 | 0 | 0.00 | 0.00 |
| 2031 | 0 | 0 | 0 | 0 | 1.00000 | 0.80031 | 0 | 0 | 0.00 | 0.00 |
| 2032 | 0 | 0 | 0 | 0 | 1.00000 | 0.80031 | 0 | 0 | 0.00 | 0.00 |
| 2033 | 0 | 0 | 0 | 0 | 1.00000 | 0.80031 | 0 | 0 | 0.00 | 0.00 |
| Rem | 0 | 0 | 0 | 0 | 1.00000 | 0.80031 | 0 | 0 | 0.00 | 0.00 |
| Total | | 2,373 | 0 | 120,170 | | | 1,899 | 0 | 89.22 | 0.00 |

| Year | Gross Revenue OIL | Gross Revenue GAS | Production/ AD VAL TAX $ OIL | Production/ AD VAL TAX $ GAS | FGR After Production $ Taxes | Net Oper Costs | Purchase/ Devel Costs | Future Net Income Annual | Cumulative | Disc Net 10.00% Annual |
|---|---|---|---|---|---|---|---|---|---|---|
| 2014 | 26,130 | 0 | 66 | 0 | 26,065 | 14,400 | 0 | 11,665 | 11,665 | 11,122 |
| 2015 | 24,301 | 0 | 61 | 0 | 24,240 | 14,400 | 0 | 9,840 | 21,505 | 8,529 |
| 2016 | 22,600 | 0 | 57 | 0 | 22,543 | 14,400 | 0 | 8,143 | 29,648 | 6,417 |
| 2017 | 21,018 | 0 | 53 | 0 | 20,965 | 14,400 | 0 | 6,565 | 36,213 | 4,703 |
| 2018 | 19,547 | 0 | 49 | 0 | 19,498 | 14,400 | 0 | 5,098 | 41,311 | 3,320 |
| 2019 | 18,179 | 0 | 46 | 0 | 18,133 | 14,400 | 0 | 3,733 | 45,044 | 2,210 |
| 2020 | 16,906 | 0 | 43 | 0 | 16,864 | 14,400 | 0 | 2,464 | 47,507 | 1,326 |
| 2021 | 15,723 | 0 | 40 | 0 | 15,683 | 14,400 | 0 | 1,283 | 48,790 | 628 |
| 2022 | 5,047 | 0 | 13 | 0 | 5,034 | 4,970 | 0 | 64 | 48,854 | 28 |
| 2023 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 48,854 | 0 |
| 2024 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 48,854 | 0 |
| 2025 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 48,854 | 0 |
| 2026 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 48,854 | 0 |
| 2027 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 48,854 | 0 |
| 2028 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 48,854 | 0 |
| 2029 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 48,854 | 0 |
| 2030 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 48,854 | 0 |
| 2031 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 48,854 | 0 |
| 2032 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 48,854 | 0 |
| 2033 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 48,854 | 0 |
| Rem | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | | 0 |
| Total | 169,451 | 0 | 427 | 0 | 169,024 | 120,170 | 0 | 48,854 | | 38,283 |

| Lease Name: | KREUGER AKA GEO MULLEN PDP | | | |
|---|---|---|---|---|
| **Company:** | **LEGEND OIL AND GAS LTD.** | | | |
| March 27, 2014 | | | Gas Price | $0.00 ($/unit) |
| Oil Rate | 0.73 | (Unit/d) | Flat Period | 0 months |
| Oil Decline | 5.00% | (per YR) | Escalation | 0 fraction |
| Gas Rate | 0.00 | (Unit/d) | Max Price | $0.00 ($/unit) |
| Gas Decline | 0.00% | (per YR) | Oil Price | $89.22 ($/unit) |
| Init WI | 1.00000 | (Fraction) | Flat Period | 0 months |
| Init RI | 0.86188 | (Fraction) | Escalation | 0 fraction |
| PO-net rev | $0 | $ | Max Price | $89.22 ($/unit) |
| APO WI | 1.00000 | (Fraction) | Operating Costs | $200 ($/MO/WELL) |
| APO RI | 0.86188 | (Fraction) | Flat Period | 0 months |
| Oil Tax | 0.0025 | (Fraction) | Escalation | 0 fraction |
| Gas Tax | 0.0000 | (Fraction) | Max Oper Cost | $200 ($/MO/Well) |
| Pur-Dev Cost | $0 | (GROSS) | Prod Start Date | 201401 (YR MO) |
| Pur-Dev Cost | $0 | (NET) | Eff. Date | 201401 (YR MO) |
| Init Well Ct | 9 | | Econ. Limit | y (Y or N) |
| Risk Fctr | 1 | (Fraction) | Royality Lease | n (Y or N) |

| Life | 0.00 | years |
|---|---|---|

| Discount Rates | |
|---|---|
| 0.00% | 0 |
| 10.00% | 0 |
| 20.00% | 0 |
| 30.00% | 0 |
| 40.00% | 0 |
| 50.00% | 0 |
| 60.00% | 0 |
| 70.00% | 0 |
| 80.00% | 0 |
| 90.00% | 0 |
| 100.00% | 0 |

Prepared by KLH Consulting

150 N. Main Suite 500 Wichita, KS 67202

WWW.IGWT.US

ESTIMATED FUTURE RESERVES AND INCOME
KREUGER AKA GEO MULLEN PDP
LEGEND OIL AND GAS LTD.

| Year | Well Cnt | Gross Production OIL Unit | Gross Production GAS Unit | Gross Operating Costs | Working Interest | Revenue Interest | Net Production OIL Unit | Net Production GAS Unit | Average Prices OIL $/unit | Average Prices GAS $/unit |
|---|---|---|---|---|---|---|---|---|---|---|
| 2014 | 0 | 0 | 0 | 0 | 1.00000 | 0.86188 | 0 | 0 | 0.00 | 0.00 |
| 2015 | 0 | 0 | 0 | 0 | 1.00000 | 0.86188 | 0 | 0 | 0.00 | 0.00 |
| 2016 | 0 | 0 | 0 | 0 | 1.00000 | 0.86188 | 0 | 0 | 0.00 | 0.00 |
| 2017 | 0 | 0 | 0 | 0 | 1.00000 | 0.86188 | 0 | 0 | 0.00 | 0.00 |
| 2018 | 0 | 0 | 0 | 0 | 1.00000 | 0.86188 | 0 | 0 | 0.00 | 0.00 |
| 2019 | 0 | 0 | 0 | 0 | 1.00000 | 0.86188 | 0 | 0 | 0.00 | 0.00 |
| 2020 | 0 | 0 | 0 | 0 | 1.00000 | 0.86188 | 0 | 0 | 0.00 | 0.00 |
| 2021 | 0 | 0 | 0 | 0 | 1.00000 | 0.86188 | 0 | 0 | 0.00 | 0.00 |
| 2022 | 0 | 0 | 0 | 0 | 1.00000 | 0.86188 | 0 | 0 | 0.00 | 0.00 |
| 2023 | 0 | 0 | 0 | 0 | 1.00000 | 0.86188 | 0 | 0 | 0.00 | 0.00 |
| 2024 | 0 | 0 | 0 | 0 | 1.00000 | 0.86188 | 0 | 0 | 0.00 | 0.00 |
| 2025 | 0 | 0 | 0 | 0 | 1.00000 | 0.86188 | 0 | 0 | 0.00 | 0.00 |
| 2026 | 0 | 0 | 0 | 0 | 1.00000 | 0.86188 | 0 | 0 | 0.00 | 0.00 |
| 2027 | 0 | 0 | 0 | 0 | 1.00000 | 0.86188 | 0 | 0 | 0.00 | 0.00 |
| 2028 | 0 | 0 | 0 | 0 | 1.00000 | 0.86188 | 0 | 0 | 0.00 | 0.00 |
| 2029 | 0 | 0 | 0 | 0 | 1.00000 | 0.86188 | 0 | 0 | 0.00 | 0.00 |
| 2030 | 0 | 0 | 0 | 0 | 1.00000 | 0.86188 | 0 | 0 | 0.00 | 0.00 |
| 2031 | 0 | 0 | 0 | 0 | 1.00000 | 0.86188 | 0 | 0 | 0.00 | 0.00 |
| 2032 | 0 | 0 | 0 | 0 | 1.00000 | 0.86188 | 0 | 0 | 0.00 | 0.00 |
| 2033 | 0 | 0 | 0 | 0 | 1.00000 | 0.86188 | 0 | 0 | 0.00 | 0.00 |
| Rem | 0 | 0 | 0 | 0 | 1.00000 | 0.86188 | 0 | 0 | 0.00 | 0.00 |
| Total | | 0 | 0 | 0 | | | 0 | 0 | 0.00 | 0.00 |

| Year | Gross Revenue OIL | Gross Revenue GAS | Production/ AD VAL TAX $ OIL | Production/ AD VAL TAX $ GAS | FGR After Production $ Taxes | Net Oper Costs | Purchase/ Devel Costs | Future Net Income Annual | Cumulative | Disc Net 10.00% Annual |
|---|---|---|---|---|---|---|---|---|---|---|
| 2014 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 2015 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 2016 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 2017 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 2018 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 2019 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 2020 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 2021 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 2022 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 2023 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 2024 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 2025 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 2026 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 2027 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 2028 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 2029 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 2030 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 2031 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 2032 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| 2033 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| Rem | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | | 0 |
| Total | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | | 0 |

| Lease Name: | RALPH SAMP PROVED DEVELOPED PRODUCING | | | |
|---|---|---|---|---|
| Company: | LEGEND OIL AND GAS LTD. | | | |
| March 27, 2014 | | Gas Price | $0.00 | ($/unit) |
| Oil Rate | 1.84 (Unit/d) | Flat Period | 0 | months |
| Oil Decline | 2.00% (per YR) | Escalation | 0 | fraction |
| Gas Rate | 0.00 (Unit/d) | Max Price | $0.00 | ($/unit) |
| Gas Decline | 0.00% (per YR) | Oil Price | $89.22 | ($/unit) |
| Init WI | 1.00000 (Fraction) | Flat Period | 0 | months |
| Init RI | 0.86188 (Fraction) | Escalation | 0 | fraction |
| PO-net rev | $0 $ | Max Price | $89.22 | ($/unit) |
| APO WI | 1.00000 (Fraction) | Operating Costs | $200 | ($/MO/WELL) |
| APO RI | 0.86188 (Fraction) | Flat Period | 0 | months |
| Oil Tax | 0.0025 (Fraction) | Escalation | 0 | fraction |
| Gas Tax | 0.0000 (Fraction) | Max Oper Cost | $200 | ($/MO/Well) |
| Pur-Dev Cost | $0 (GROSS) | Prod Start Date | 201401 | (YR MO) |
| Pur-Dev Cost | $0 (NET) | Eff. Date | 201401 | (YR MO) |
| Init Well Ct | 10 | Econ. Limit | y | (Y or N) |
| Risk Fctr | 1 (Fraction) | Royality Lease | n | (Y or N) |

| Life | 37.52 | years |
|---|---|---|

| Discount Rates | |
|---|---|
| 0.00% | 453,699 |
| 10.00% | 194,957 |
| 20.00% | 122,348 |
| 30.00% | 90,390 |
| 40.00% | 72,595 |
| 50.00% | 61,258 |
| 60.00% | 53,389 |
| 70.00% | 47,596 |
| 80.00% | 43,143 |
| 90.00% | 39,607 |
| 100.00% | 36,726 |

Prepared by KLH Consulting

150 N. Main Suite 500 Wichita, KS 67202

WWW.IGWT.US

ESTIMATED FUTURE RESERVES AND INCOME
RALPH SAMP PROVED DEVELOPED PRODUCING
LEGEND OIL AND GAS LTD.

| Year | Well Cnt | Gross Production OIL Unit | GAS Unit | Gross Operating Costs | Working Interest | Revenue Interest | Net Production OIL Unit | GAS Unit | Average Prices OIL $/unit | GAS $/unit |
|---|---|---|---|---|---|---|---|---|---|---|
| 2014 | 10 | 664 | 0 | 24,000 | 1.00000 | 0.86188 | 573 | 0 | 89.22 | 0.00 |
| 2015 | 10 | 651 | 0 | 24,000 | 1.00000 | 0.86188 | 561 | 0 | 89.22 | 0.00 |
| 2016 | 10 | 638 | 0 | 24,000 | 1.00000 | 0.86188 | 550 | 0 | 89.22 | 0.00 |
| 2017 | 10 | 625 | 0 | 24,000 | 1.00000 | 0.86188 | 539 | 0 | 89.22 | 0.00 |
| 2018 | 10 | 613 | 0 | 24,000 | 1.00000 | 0.86188 | 528 | 0 | 89.22 | 0.00 |
| 2019 | 10 | 601 | 0 | 24,000 | 1.00000 | 0.86188 | 518 | 0 | 89.22 | 0.00 |
| 2020 | 10 | 589 | 0 | 24,000 | 1.00000 | 0.86188 | 507 | 0 | 89.22 | 0.00 |
| 2021 | 10 | 577 | 0 | 24,000 | 1.00000 | 0.86188 | 497 | 0 | 89.22 | 0.00 |
| 2022 | 10 | 565 | 0 | 24,000 | 1.00000 | 0.86188 | 487 | 0 | 89.22 | 0.00 |
| 2023 | 10 | 554 | 0 | 24,000 | 1.00000 | 0.86188 | 477 | 0 | 89.22 | 0.00 |
| 2024 | 10 | 543 | 0 | 24,000 | 1.00000 | 0.86188 | 468 | 0 | 89.22 | 0.00 |
| 2025 | 10 | 532 | 0 | 24,000 | 1.00000 | 0.86188 | 459 | 0 | 89.22 | 0.00 |
| 2026 | 10 | 521 | 0 | 24,000 | 1.00000 | 0.86188 | 449 | 0 | 89.22 | 0.00 |
| 2027 | 10 | 511 | 0 | 24,000 | 1.00000 | 0.86188 | 440 | 0 | 89.22 | 0.00 |
| 2028 | 10 | 501 | 0 | 24,000 | 1.00000 | 0.86188 | 432 | 0 | 89.22 | 0.00 |
| 2029 | 10 | 491 | 0 | 24,000 | 1.00000 | 0.86188 | 423 | 0 | 89.22 | 0.00 |
| 2030 | 10 | 481 | 0 | 24,000 | 1.00000 | 0.86188 | 415 | 0 | 89.22 | 0.00 |
| 2031 | 10 | 471 | 0 | 24,000 | 1.00000 | 0.86188 | 406 | 0 | 89.22 | 0.00 |
| 2032 | 10 | 462 | 0 | 24,000 | 1.00000 | 0.86188 | 398 | 0 | 89.22 | 0.00 |
| 2033 | 10 | 453 | 0 | 24,000 | 1.00000 | 0.86188 | 390 | 0 | 89.22 | 0.00 |
| Rem | 10 | 6,612 | 0 | 420,575 | 1.00000 | 0.86188 | 5,699 | 0 | 89.22 | 0.00 |
| Total | | 17,656 | 0 | 900,575 | | | 15,217 | 0 | 89.22 | 0.00 |

| Year | Gross Revenue OIL | GAS | Production/ AD VAL TAX $ OIL | $ GAS | FGR After Production $ Taxes | Net Oper Costs | Purchase/ Devel Costs | Future Net Income Annual | Cumulative | Disc Net 10.00% Annual |
|---|---|---|---|---|---|---|---|---|---|---|
| 2014 | 51,097 | 0 | 129 | 0 | 50,969 | 24,000 | 0 | 26,969 | 26,969 | 25,714 |
| 2015 | 50,076 | 0 | 126 | 0 | 49,949 | 24,000 | 0 | 25,949 | 52,918 | 22,492 |
| 2016 | 49,074 | 0 | 124 | 0 | 48,950 | 24,000 | 0 | 24,950 | 77,868 | 19,661 |
| 2017 | 48,093 | 0 | 121 | 0 | 47,971 | 24,000 | 0 | 23,971 | 101,840 | 17,172 |
| 2018 | 47,131 | 0 | 119 | 0 | 47,012 | 24,000 | 0 | 23,012 | 124,852 | 14,986 |
| 2019 | 46,188 | 0 | 116 | 0 | 46,072 | 24,000 | 0 | 22,072 | 146,923 | 13,067 |
| 2020 | 45,264 | 0 | 114 | 0 | 45,150 | 24,000 | 0 | 21,150 | 168,074 | 11,383 |
| 2021 | 44,359 | 0 | 112 | 0 | 44,247 | 24,000 | 0 | 20,247 | 188,321 | 9,907 |
| 2022 | 43,472 | 0 | 110 | 0 | 43,362 | 24,000 | 0 | 19,362 | 207,683 | 8,612 |
| 2023 | 42,602 | 0 | 107 | 0 | 42,495 | 24,000 | 0 | 18,495 | 226,178 | 7,479 |
| 2024 | 41,750 | 0 | 105 | 0 | 41,645 | 24,000 | 0 | 17,645 | 243,823 | 6,486 |
| 2025 | 40,915 | 0 | 103 | 0 | 40,812 | 24,000 | 0 | 16,812 | 260,636 | 5,618 |
| 2026 | 40,097 | 0 | 101 | 0 | 39,996 | 24,000 | 0 | 15,996 | 276,632 | 4,860 |
| 2027 | 39,295 | 0 | 99 | 0 | 39,196 | 24,000 | 0 | 15,196 | 291,828 | 4,197 |
| 2028 | 38,509 | 0 | 97 | 0 | 38,412 | 24,000 | 0 | 14,412 | 306,240 | 3,619 |
| 2029 | 37,739 | 0 | 95 | 0 | 37,644 | 24,000 | 0 | 13,644 | 319,884 | 3,114 |
| 2030 | 36,984 | 0 | 93 | 0 | 36,891 | 24,000 | 0 | 12,891 | 332,775 | 2,675 |
| 2031 | 36,245 | 0 | 91 | 0 | 36,153 | 24,000 | 0 | 12,153 | 344,928 | 2,293 |
| 2032 | 35,520 | 0 | 90 | 0 | 35,430 | 24,000 | 0 | 11,430 | 356,358 | 1,960 |
| 2033 | 34,809 | 0 | 88 | 0 | 34,722 | 24,000 | 0 | 10,722 | 367,080 | 1,671 |
| Rem | 508,475 | 0 | 1,281 | 0 | 507,193 | 420,575 | 0 | 86,619 | | 7,992 |
| Total | 1,357,695 | 0 | 3,421 | 0 | 1,354,273 | 900,575 | 0 | 453,699 | | 194,957 |

| Lease Name: | | RALPH SAMP PROVED UNDEVELOPED | | |
|---|---|---|---|---|
| Company: | | LEGEND OIL AND GAS LTD. | | |
| March 27, 2014 | | Gas Price | $0.00 | ($/unit) |
| Oil Rate | 0.80 (Unit/d) | Flat Period | 0 | months |
| Oil Decline | 8.00% (per YR) | Escalation | 0 | fraction |
| Gas Rate | 0.00 (Unit/d) | Max Price | $0.00 | ($/unit) |
| Gas Decline | 0.00% (per YR) | Oil Price | $89.22 | ($/unit) |
| Init WI | 1.00000 (Fraction) | Flat Period | 0 | months |
| Init RI | 0.80031 (Fraction) | Escalation | 0 | fraction |
| PO-net rev | $0 $ | Max Price | $89.22 | ($/unit) |
| APO WI | 1.00000 (Fraction) | Operating Costs | $200 | ($/MO/WELL) |
| APO RI | 0.80031 (Fraction) | Flat Period | 0 | months |
| Oil Tax | 0.0025 (Fraction) | Escalation | 0 | fraction |
| Gas Tax | 0.0000 (Fraction) | Max Oper Cost | $200 | ($/MO/Well) |
| Pur-Dev Cost | $0 (GROSS) | Prod Start Date | 201410 | (YR MO) |
| Pur-Dev Cost | $0 (NET) | Eff. Date | 201410 | (YR MO) |
| Init Well Ct | 4 | Econ. Limit | y | (Y or N) |
| Risk Fctr | 1 (Fraction) | Royality Lease | n | (Y or N) |

| Life | 9.43 | years |
|---|---|---|

| Discount Rates | |
|---|---|
| 0.00% | (48,379) |
| 10.00% | (60,607) |
| 20.00% | (68,178) |
| 30.00% | (73,225) |
| 40.00% | (76,788) |
| 50.00% | (79,421) |
| 60.00% | (81,441) |
| 70.00% | (83,036) |
| 80.00% | (84,328) |
| 90.00% | (85,395) |
| 100.00% | (86,292) |

Prepared by KLH Consulting

150 N. Main Suite 500 Wichita, KS 67202

WWW.IGWT.US

ESTIMATED FUTURE RESERVES AND INCOME
RALPH SAMP PROVED UNDEVELOPED
LEGEND OIL AND GAS LTD.

| Year | Well Cnt | Gross Production OIL Unit | Gross Production GAS Unit | Gross Operating Costs | Working Interest | Revenue Interest | Net Production OIL Unit | Net Production GAS Unit | Average Prices OIL $/unit | Average Prices GAS $/unit |
|---|---|---|---|---|---|---|---|---|---|---|
| 2014 | 4 | 73 | 0 | 2,400 | 1.00000 | 0.80031 | 58 | 0 | 89.22 | 0.00 |
| 2015 | 4 | 288 | 0 | 9,600 | 1.00000 | 0.80031 | 230 | 0 | 89.22 | 0.00 |
| 2016 | 4 | 265 | 0 | 9,600 | 1.00000 | 0.80031 | 212 | 0 | 89.22 | 0.00 |
| 2017 | 4 | 244 | 0 | 9,600 | 1.00000 | 0.80031 | 195 | 0 | 89.22 | 0.00 |
| 2018 | 4 | 224 | 0 | 9,600 | 1.00000 | 0.80031 | 179 | 0 | 89.22 | 0.00 |
| 2019 | 4 | 206 | 0 | 9,600 | 1.00000 | 0.80031 | 165 | 0 | 89.22 | 0.00 |
| 2020 | 4 | 190 | 0 | 9,600 | 1.00000 | 0.80031 | 152 | 0 | 89.22 | 0.00 |
| 2021 | 4 | 174 | 0 | 9,600 | 1.00000 | 0.80031 | 140 | 0 | 89.22 | 0.00 |
| 2022 | 4 | 161 | 0 | 9,600 | 1.00000 | 0.80031 | 128 | 0 | 89.22 | 0.00 |
| 2023 | 4 | 148 | 0 | 9,600 | 1.00000 | 0.80031 | 118 | 0 | 89.22 | 0.00 |
| 2024 | 4 | 25 | 0 | 1,746 | 1.00000 | 0.80031 | 20 | 0 | 89.22 | 0.00 |
| 2025 | 0 | 0 | 0 | 0 | 1.00000 | 0.80031 | 0 | 0 | 0.00 | 0.00 |
| 2026 | 0 | 0 | 0 | 0 | 1.00000 | 0.80031 | 0 | 0 | 0.00 | 0.00 |
| 2027 | 0 | 0 | 0 | 0 | 1.00000 | 0.80031 | 0 | 0 | 0.00 | 0.00 |
| 2028 | 0 | 0 | 0 | 0 | 1.00000 | 0.80031 | 0 | 0 | 0.00 | 0.00 |
| 2029 | 0 | 0 | 0 | 0 | 1.00000 | 0.80031 | 0 | 0 | 0.00 | 0.00 |
| 2030 | 0 | 0 | 0 | 0 | 1.00000 | 0.80031 | 0 | 0 | 0.00 | 0.00 |
| 2031 | 0 | 0 | 0 | 0 | 1.00000 | 0.80031 | 0 | 0 | 0.00 | 0.00 |
| 2032 | 0 | 0 | 0 | 0 | 1.00000 | 0.80031 | 0 | 0 | 0.00 | 0.00 |
| 2033 | 0 | 0 | 0 | 0 | 1.00000 | 0.80031 | 0 | 0 | 0.00 | 0.00 |
| Rem | 0 | 0 | 0 | 0 | 1.00000 | 0.80031 | 0 | 0 | 0.00 | 0.00 |
| Total | | 1,996 | 0 | 90,546 | | | 1,597 | 0 | 89.22 | 0.00 |

| Year | Gross Revenue OIL | Gross Revenue GAS | Production/ AD VAL TAX $ OIL | Production/ AD VAL TAX $ GAS | FGR After Production $ Taxes | Net Oper Costs | Purchase/ Devel Costs | Future Net Income Annual | Cumulative | Disc Net 10.00% Annual |
|---|---|---|---|---|---|---|---|---|---|---|
| 2014 | 5,201 | 0 | 13 | 0 | 5,188 | 2,400 | 100,000 | (97,212) | (97,212) | (97,245) |
| 2015 | 20,546 | 0 | 52 | 0 | 20,494 | 9,600 | 0 | 10,894 | (86,318) | 10,142 |
| 2016 | 18,902 | 0 | 48 | 0 | 18,854 | 9,600 | 0 | 9,254 | (77,064) | 7,833 |
| 2017 | 17,390 | 0 | 44 | 0 | 17,346 | 9,600 | 0 | 7,746 | (69,318) | 5,960 |
| 2018 | 15,999 | 0 | 40 | 0 | 15,958 | 9,600 | 0 | 6,358 | (62,959) | 4,448 |
| 2019 | 14,719 | 0 | 37 | 0 | 14,682 | 9,600 | 0 | 5,082 | (57,877) | 3,231 |
| 2020 | 13,541 | 0 | 34 | 0 | 13,507 | 9,600 | 0 | 3,907 | (53,970) | 2,259 |
| 2021 | 12,458 | 0 | 31 | 0 | 12,427 | 9,600 | 0 | 2,827 | (51,144) | 1,485 |
| 2022 | 11,461 | 0 | 29 | 0 | 11,432 | 9,600 | 0 | 1,832 | (49,311) | 875 |
| 2023 | 10,544 | 0 | 27 | 0 | 10,518 | 9,600 | 0 | 918 | (48,393) | 399 |
| 2024 | 1,765 | 0 | 4 | 0 | 1,760 | 1,746 | 0 | 14 | (48,379) | 5 |
| 2025 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | (48,379) | 0 |
| 2026 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | (48,379) | 0 |
| 2027 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | (48,379) | 0 |
| 2028 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | (48,379) | 0 |
| 2029 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | (48,379) | 0 |
| 2030 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | (48,379) | 0 |
| 2031 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | (48,379) | 0 |
| 2032 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | (48,379) | 0 |
| 2033 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | (48,379) | 0 |
| Rem | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | | 0 |
| Total | 142,526 | 0 | 359 | 0 | 142,167 | 90,546 | 100,000 | (48,379) | | (60,607) |

| Lease Name: | UNDERWOOD 6 AKA MUELLEN GALE J PDP | | |
|---|---|---|---|
| Company: | LEGEND OIL AND GAS LTD. | | |
| March 27, 2014 | | Gas Price | $0.00 ($/unit) |
| Oil Rate | 1.09 (Unit/d) | Flat Period | 0 months |
| Oil Decline | 5.00% (per YR) | Escalation | 0 fraction |
| Gas Rate | 0.00 (Unit/d) | Max Price | $0.00 ($/unit) |
| Gas Decline | 0.00% (per YR) | Oil Price | $89.22 ($/unit) |
| Init WI | 1.00000 (Fraction) | Flat Period | 0 months |
| Init RI | 0.86188 (Fraction) | Escalation | 0 fraction |
| PO-net rev | $0 $ | Max Price | $89.22 ($/unit) |
| APO WI | 1.00000 (Fraction) | Operating Costs | $200 ($/MO/WELL) |
| APO RI | 0.86188 (Fraction) | Flat Period | 0 months |
| Oil Tax | 0.0025 (Fraction) | Escalation | 0 fraction |
| Gas Tax | 0.0000 (Fraction) | Max Oper Cost | $200 ($/MO/Well) |
| Pur-Dev Cost | $0 (GROSS) | Prod Start Date | 201401 (YR MO) |
| Pur-Dev Cost | $0 (NET) | Eff. Date | 201401 (YR MO) |
| Init Well Ct | 10 | Econ. Limit | y (Y or N) |
| Risk Fctr | 1 (Fraction) | Royality Lease | n (Y or N) |

| Life | 4.34 | years |
|---|---|---|

| Discount Rates | |
|---|---|
| 0.00% | 14,370 |
| 10.00% | 12,489 |
| 20.00% | 11,074 |
| 30.00% | 9,976 |
| 40.00% | 9,101 |
| 50.00% | 8,389 |
| 60.00% | 7,798 |
| 70.00% | 7,301 |
| 80.00% | 6,876 |
| 90.00% | 6,509 |
| 100.00% | 6,188 |

## ESTIMATED FUTURE RESERVES AND INCOME
### UNDERWOOD 6 AKA MUELLEN GALE J PDP
### LEGEND OIL AND GAS LTD.

| Year | Well Cnt | Gross Production OIL Unit | GAS Unit | Gross Operating Costs | Working Interest | Revenue Interest | Net Production OIL Unit | GAS Unit | Average Prices OIL $/unit | GAS $/unit |
|---|---|---|---|---|---|---|---|---|---|---|
| 2014 | 10 | 388 | 0 | 24,000 | 1.00000 | 0.86188 | 334 | 0 | 89.22 | 0.00 |
| 2015 | 10 | 368 | 0 | 24,000 | 1.00000 | 0.86188 | 317 | 0 | 89.22 | 0.00 |
| 2016 | 10 | 350 | 0 | 24,000 | 1.00000 | 0.86188 | 301 | 0 | 89.22 | 0.00 |
| 2017 | 10 | 332 | 0 | 24,000 | 1.00000 | 0.86188 | 286 | 0 | 89.22 | 0.00 |
| 2018 | 10 | 107 | 0 | 8,163 | 1.00000 | 0.86188 | 93 | 0 | 89.22 | 0.00 |
| 2019 | 0 | 0 | 0 | 0 | 1.00000 | 0.86188 | 0 | 0 | 0.00 | 0.00 |
| 2020 | 0 | 0 | 0 | 0 | 1.00000 | 0.86188 | 0 | 0 | 0.00 | 0.00 |
| 2021 | 0 | 0 | 0 | 0 | 1.00000 | 0.86188 | 0 | 0 | 0.00 | 0.00 |
| 2022 | 0 | 0 | 0 | 0 | 1.00000 | 0.86188 | 0 | 0 | 0.00 | 0.00 |
| 2023 | 0 | 0 | 0 | 0 | 1.00000 | 0.86188 | 0 | 0 | 0.00 | 0.00 |
| 2024 | 0 | 0 | 0 | 0 | 1.00000 | 0.86188 | 0 | 0 | 0.00 | 0.00 |
| 2025 | 0 | 0 | 0 | 0 | 1.00000 | 0.86188 | 0 | 0 | 0.00 | 0.00 |
| 2026 | 0 | 0 | 0 | 0 | 1.00000 | 0.86188 | 0 | 0 | 0.00 | 0.00 |
| 2027 | 0 | 0 | 0 | 0 | 1.00000 | 0.86188 | 0 | 0 | 0.00 | 0.00 |
| 2028 | 0 | 0 | 0 | 0 | 1.00000 | 0.86188 | 0 | 0 | 0.00 | 0.00 |
| 2029 | 0 | 0 | 0 | 0 | 1.00000 | 0.86188 | 0 | 0 | 0.00 | 0.00 |
| 2030 | 0 | 0 | 0 | 0 | 1.00000 | 0.86188 | 0 | 0 | 0.00 | 0.00 |
| 2031 | 0 | 0 | 0 | 0 | 1.00000 | 0.86188 | 0 | 0 | 0.00 | 0.00 |
| 2032 | 0 | 0 | 0 | 0 | 1.00000 | 0.86188 | 0 | 0 | 0.00 | 0.00 |
| 2033 | 0 | 0 | 0 | 0 | 1.00000 | 0.86188 | 0 | 0 | 0.00 | 0.00 |
| Rem | 0 | 0 | 0 | 0 | 1.00000 | 0.86188 | 0 | 0 | 0.00 | 0.00 |
| Total | | 1,545 | 0 | 104,163 | | | 1,332 | 0 | 89.22 | 0.00 |

| Year | Gross Revenue OIL | GAS | Production/ AD VAL TAX $ OIL | $ GAS | FGR After Production $ Taxes | Net Oper Costs | Purchase/ Devel Costs | Future Net Income Annual | Cumulative | Disc Net 10.00% Annual |
|---|---|---|---|---|---|---|---|---|---|---|
| 2014 | 29,806 | 0 | 75 | 0 | 29,730 | 24,000 | 0 | 5,730 | 5,730 | 5,464 |
| 2015 | 28,315 | 0 | 71 | 0 | 28,244 | 24,000 | 0 | 4,244 | 9,974 | 3,679 |
| 2016 | 26,900 | 0 | 68 | 0 | 26,832 | 24,000 | 0 | 2,832 | 12,806 | 2,231 |
| 2017 | 25,555 | 0 | 64 | 0 | 25,490 | 24,000 | 0 | 1,490 | 14,296 | 1,067 |
| 2018 | 8,257 | 0 | 21 | 0 | 8,237 | 8,163 | 0 | 73 | 14,370 | 48 |
| 2019 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 14,370 | 0 |
| 2020 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 14,370 | 0 |
| 2021 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 14,370 | 0 |
| 2022 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 14,370 | 0 |
| 2023 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 14,370 | 0 |
| 2024 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 14,370 | 0 |
| 2025 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 14,370 | 0 |
| 2026 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 14,370 | 0 |
| 2027 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 14,370 | 0 |
| 2028 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 14,370 | 0 |
| 2029 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 14,370 | 0 |
| 2030 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 14,370 | 0 |
| 2031 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 14,370 | 0 |
| 2032 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 14,370 | 0 |
| 2033 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 14,370 | 0 |
| Rem | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | | 0 |
| Total | 118,832 | 0 | 299 | 0 | 118,533 | 104,163 | 0 | 14,370 | | 12,489 |

| Lease Name: | UNDERWOOD 31 PROVED DEVELOPED PRODUCING | | |
|---|---|---|---|
| Company: | LEGEND OIL AND GAS LTD. | | |

| March 27, 2014 | | | | Gas Price | $0.00 | ($/unit) |
|---|---|---|---|---|---|---|
| Oil Rate | 1.18 | (Unit/d) | | Flat Period | 0 | months |
| Oil Decline | 2.00% | (per YR) | | Escalation | 0 | fraction |
| Gas Rate | 0.00 | (Unit/d) | | Max Price | $0.00 | ($/unit) |
| Gas Decline | 0.00% | (per YR) | | Oil Price | $89.22 | ($/unit) |
| Init WI | 1.00000 | (Fraction) | | Flat Period | 0 | months |
| Init RI | 0.86188 | (Fraction) | | Escalation | 0 | fraction |
| PO-net rev | $0 | $ | | Max Price | $89.22 | ($/unit) |
| APO WI | 1.00000 | (Fraction) | | Operating Costs | $200 | ($/MO/WELL) |
| APO RI | 0.86188 | (Fraction) | | Flat Period | 0 | months |
| Oil Tax | 0.0025 | (Fraction) | | Escalation | 0 | fraction |
| Gas Tax | 0.0000 | (Fraction) | | Max Oper Cost | $200 | ($/MO/Well) |
| Pur-Dev Cost | $0 | (GROSS) | | Prod Start Date | 201401 | (YR MO) |
| Pur-Dev Cost | $0 | (NET) | | Eff. Date | 201401 | (YR MO) |
| Init Well Ct | 10 | | | Econ. Limit | y | (Y or N) |
| Risk Fctr | 1 | (Fraction) | | Royalty Lease | n | (Y or N) |

| Life | 15.54 | years |
|---|---|---|

| Discount Rates | |
|---|---|
| 0.00% | 67,340 |
| 10.00% | 43,733 |
| 20.00% | 32,037 |
| 30.00% | 25,352 |
| 40.00% | 21,110 |
| 50.00% | 18,203 |
| 60.00% | 16,091 |
| 70.00% | 14,489 |
| 80.00% | 13,231 |
| 90.00% | 12,216 |
| 100.00% | 11,378 |

Prepared by KLH Consulting

150 N. Main Suite 500 Wichita, KS 67202

WWW.IGWT.US

## ESTIMATED FUTURE RESERVES AND INCOME
## UNDERWOOD 31 PROVED DEVELOPED PRODUCING
## LEGEND OIL AND GAS LTD.

| Year | Well Cnt | Gross Production OIL Unit | GAS Unit | Gross Operating Costs | Working Interest | Revenue Interest | Net Production OIL Unit | GAS Unit | Average Prices OIL $/unit | GAS $/unit |
|---|---|---|---|---|---|---|---|---|---|---|
| 2014 | 10 | 426 | 0 | 24,000 | 1.00000 | 0.86188 | 367 | 0 | 89.22 | 0.00 |
| 2015 | 10 | 418 | 0 | 24,000 | 1.00000 | 0.86188 | 360 | 0 | 89.22 | 0.00 |
| 2016 | 10 | 409 | 0 | 24,000 | 1.00000 | 0.86188 | 353 | 0 | 89.22 | 0.00 |
| 2017 | 10 | 401 | 0 | 24,000 | 1.00000 | 0.86188 | 346 | 0 | 89.22 | 0.00 |
| 2018 | 10 | 393 | 0 | 24,000 | 1.00000 | 0.86188 | 339 | 0 | 89.22 | 0.00 |
| 2019 | 10 | 385 | 0 | 24,000 | 1.00000 | 0.86188 | 332 | 0 | 89.22 | 0.00 |
| 2020 | 10 | 377 | 0 | 24,000 | 1.00000 | 0.86188 | 325 | 0 | 89.22 | 0.00 |
| 2021 | 10 | 370 | 0 | 24,000 | 1.00000 | 0.86188 | 319 | 0 | 89.22 | 0.00 |
| 2022 | 10 | 363 | 0 | 24,000 | 1.00000 | 0.86188 | 312 | 0 | 89.22 | 0.00 |
| 2023 | 10 | 355 | 0 | 24,000 | 1.00000 | 0.86188 | 306 | 0 | 89.22 | 0.00 |
| 2024 | 10 | 348 | 0 | 24,000 | 1.00000 | 0.86188 | 300 | 0 | 89.22 | 0.00 |
| 2025 | 10 | 341 | 0 | 24,000 | 1.00000 | 0.86188 | 294 | 0 | 89.22 | 0.00 |
| 2026 | 10 | 334 | 0 | 24,000 | 1.00000 | 0.86188 | 288 | 0 | 89.22 | 0.00 |
| 2027 | 10 | 328 | 0 | 24,000 | 1.00000 | 0.86188 | 282 | 0 | 89.22 | 0.00 |
| 2028 | 10 | 321 | 0 | 24,000 | 1.00000 | 0.86188 | 277 | 0 | 89.22 | 0.00 |
| 2029 | 10 | 171 | 0 | 13,072 | 1.00000 | 0.86188 | 148 | 0 | 89.22 | 0.00 |
| 2030 | 0 | 0 | 0 | 0 | 1.00000 | 0.86188 | 0 | 0 | 0.00 | 0.00 |
| 2031 | 0 | 0 | 0 | 0 | 1.00000 | 0.86188 | 0 | 0 | 0.00 | 0.00 |
| 2032 | 0 | 0 | 0 | 0 | 1.00000 | 0.86188 | 0 | 0 | 0.00 | 0.00 |
| 2033 | 0 | 0 | 0 | 0 | 1.00000 | 0.86188 | 0 | 0 | 0.00 | 0.00 |
| Rem | 0 | 0 | 0 | 0 | 1.00000 | 0.86188 | 0 | 0 | 0.00 | 0.00 |
| Total | | 5,742 | 0 | 373,072 | | | 4,949 | 0 | 89.22 | 0.00 |

| Year | Gross Revenue OIL | GAS | Production/ AD VAL TAX $ OIL | $ GAS | FGR After Production $ Taxes | Net Oper Costs | Purchase/ Devel Costs | Future Net Income Annual | Cumulative | Disc Net 10.00% Annual |
|---|---|---|---|---|---|---|---|---|---|---|
| 2014 | 32,769 | 0 | 83 | 0 | 32,686 | 24,000 | 0 | 8,686 | 8,686 | 8,282 |
| 2015 | 32,114 | 0 | 81 | 0 | 32,033 | 24,000 | 0 | 8,033 | 16,719 | 6,963 |
| 2016 | 31,471 | 0 | 79 | 0 | 31,392 | 24,000 | 0 | 7,392 | 24,111 | 5,825 |
| 2017 | 30,842 | 0 | 78 | 0 | 30,764 | 24,000 | 0 | 6,764 | 30,876 | 4,846 |
| 2018 | 30,225 | 0 | 76 | 0 | 30,149 | 24,000 | 0 | 6,149 | 37,024 | 4,004 |
| 2019 | 29,621 | 0 | 75 | 0 | 29,546 | 24,000 | 0 | 5,546 | 42,570 | 3,283 |
| 2020 | 29,028 | 0 | 73 | 0 | 28,955 | 24,000 | 0 | 4,955 | 47,526 | 2,667 |
| 2021 | 28,448 | 0 | 72 | 0 | 28,376 | 24,000 | 0 | 4,376 | 51,901 | 2,141 |
| 2022 | 27,879 | 0 | 70 | 0 | 27,808 | 24,000 | 0 | 3,808 | 55,710 | 1,694 |
| 2023 | 27,321 | 0 | 69 | 0 | 27,252 | 24,000 | 0 | 3,252 | 58,962 | 1,315 |
| 2024 | 26,775 | 0 | 67 | 0 | 26,707 | 24,000 | 0 | 2,707 | 61,669 | 995 |
| 2025 | 26,239 | 0 | 66 | 0 | 26,173 | 24,000 | 0 | 2,173 | 63,842 | 726 |
| 2026 | 25,714 | 0 | 65 | 0 | 25,650 | 24,000 | 0 | 1,650 | 65,492 | 501 |
| 2027 | 25,200 | 0 | 64 | 0 | 25,137 | 24,000 | 0 | 1,137 | 66,629 | 314 |
| 2028 | 24,696 | 0 | 62 | 0 | 24,634 | 24,000 | 0 | 634 | 67,263 | 159 |
| 2029 | 13,182 | 0 | 33 | 0 | 13,149 | 13,072 | 0 | 77 | 67,340 | 18 |
| 2030 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 67,340 | 0 |
| 2031 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 67,340 | 0 |
| 2032 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 67,340 | 0 |
| 2033 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 67,340 | 0 |
| Rem | 0 | 0 | 0 | 0 | 0 | 0 | 0 | 0 | | 0 |
| Total | 441,524 | 0 | 1,113 | 0 | 440,412 | 373,072 | 0 | 67,340 | | 43,733 |